Filed pursuant to Rule 425

of the Securities Act of 1933, as amended

Filing by: Horizon Pharma Public Limited Company

Subject Company: Depomed, Inc.

SEC File No. of Depomed, Inc.: 001-13111

This Rule 425 filing consists of an investor presentation which contains information regarding the proposed acquisition of Depomed, Inc. by Horizon Pharma plc (“Horizon Pharma”).

Horizon Pharma released the investor presentation on November 9, 2015.

Horizon Pharma plc

Investor Day Presentation

November 9 2015

Non Confidential Information – Horizon Pharma plc

Introduction

John B. Thomas

Executive Vice President Corporate Strategy and Investor Relations

1	Non Confidential Information – Horizon Pharma plc

Agenda (1 of 2)

1. Introduction

2. Executive Summary

3. Orphan Business Unit Review

Business Overview and Update

Clinical Development Opportunities

4. Q&A

John Thomas

Executive vice president corporate strategy and investor relations

Tim Walbert

Chairman president and chief executive officer

George Hampton

Executive vice president global orphan business unit and international operations

Jeff Sherman M.D. FACP

Executive vice president research and development and chief medical officer

2	Non Confidential Information – Horizon Pharma plc

Agenda (2 of 2)

5. Primary Care / Specialty Business Unit Review

Business Model Overview and Update

DUEXIS and VIMOVO Doctor’s Perspective

6. U.S. Reimbursement Environment

7. HorizonCares Overview

8. Business Development Strategy

9. Financial Review 10. Wrap up

11. Q&A

3 Non Confidential Information – Horizon

John Kody

Executive vice president chief commercial officer

Al Bello M.D. MHS FACP FACR DABPM

Rheumatologist

Terry Evans

Senior vice president and general manager managed care and trade

Steve Curtis

Vice president and general manager

Bob Carey

Executive vice president chief business officer

Paul Hoelscher

Executive vice president chief financial officer

Tim Walbert

Chairman president and chief executive officer

Pharma plc

Forward Looking Statements

This presentation contains forward looking statements including but not limited to statements related to Horizon Pharma’s strategy plans objectives expectations (financial or otherwise) and intentions future financial results and growthpotential expected impactand potential benefits from recent and future transactions developmentprograms and clinical plans and other statements that are not historical facts. These forward looking statements are based on Horizon Pharma’s current expectations and inherently involve significant risks and uncertainties. Actualresults and the timing of events could differ materially from those anticipated in such forward looking statements as a result of these risks and uncertainties which include without limitation risks related to Horizon Pharma’s ability to complete any future acquisitions on anticipated terms; risks associated with business combination transactions such as the risk that the businesses will not be integrated successfully that such integration maybemore difficult time consuming or costly than expected or that the expected benefits of any acquisition will not be realized; risks related to future opportunities and plans for Horizon Pharma and/or the combined company including without limitation uncertainty of the expected financial performance and results of Horizon Pharma and/or the combined company following completion of any acquisition; disruption from any future acquisition making it more difficult to conduct business as usual or maintain relationships with customers employees or suppliers; and the possibility that if the combined company does not achieve the perceived benefits of any future acquisition as rapidly or to the extent anticipated by financial analysts or investors the market price of Horizon Pharma’s shares could decline as well as other risks related to the Horizon Pharma’s business including the ability to grow sales and revenues from existing medicines and its ability to increase sales of itsexisting medicines; Horizon Pharma’s ability to successfully execute its commercial strategy and achieve projected financial results for 2015 2016 and other long term financial metrics; the fact that past financial or operating results are not a guarantee of future results; competition including potential generic competition; the ability to protect intellectual property and defend patents; regulatory obligations and oversight including potential changes in healthcare laws and regulations; the availability of coverage and adequate reimbursement and pricing from government and third party payers and risks relating to the success of Horizon’s patient support program; risks associated with clinical development and regulatory approvals including the anticipated timing of initiating and completing studies and filing for and obtaining regulatory approvals whether data from clinical studies will support regulatory approval and whether clinical results will be consistent with data from animal models; and those risks detailed from time to time under the caption “Risk Factors” and elsewhere in Horizon Pharma’s and Depomed’s respective filings and reports with the SEC including in their respective Annual Report on Form 10 K for the year ended December 31 2014 and subsequent quarterly reports on Form 10 Q. Horizon Pharma undertakes no duty or obligation to update any forward looking statements contained in this presentation as a result of new information except as required by applicable law or regulation.

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Note Regarding Use of Non-GAAP Financial Measures

Horizon Pharma provides certain financial measures such as adjusted non-GAAP net income (loss), adjusted non-GAAP net income (loss) per share, non-GAAP gross profit margins and non-GAAP cash from operations that include adjustments to GAAP figures. These adjustments to GAAP exclude the bargain purchase gain related to the acquisition of Vidara, acquisition transaction related expenses, loss on induced debt conversion, loss on debt extinguishment, secondary offering expenses, as well as non-cash items such as stock compensation, depreciation and amortization, accretion, non-cash interest expense and other non-cash adjustments such as the increase or decrease in the fair value of the embedded derivative associated with the Company's prior convertible senior notes. Certain other special items or substantive events may also be included in the non-GAAP adjustments periodically when their magnitude is significant within the periods incurred. EBITDA, or earnings before interest, taxes, depreciation and amortization, and adjusted EBITDA are also used and provided by Horizon as non-GAAP financial measures.

Horizon believes that these non-GAAP financial measures, when considered together with the GAAP figures, can enhance an overall understanding of Horizon's financial performance. The non-GAAP financial measures are included with the intent of providing investors with a more complete understanding of the Company's operational results, trends and expectations. In addition, these non-GAAP financial measures are among the indicators Horizon's management uses for planning and forecasting purposes and measuring the Company's performance. These non-GAAP financial measures should be considered in addition to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. The non-GAAP financial measures used by the Company may be calculated differently from, and therefore may not be comparable to, non-GAAP financial measures used by other companies. The Company has not provided a reconciliation of full year 2015, 2016 or 2020 adjusted EBITDA outlook to a net income (loss) outlook because certain items that are a component of net income (loss) but not part of adjusted EBITDA, such as the gain (loss) on derivative revaluation associated with the convertible senior notes, stock compensation, acquisition related expenses and certain purchase accounting items such as intangibles and step-up inventory, cannot be reasonably projected, either due to the significant impact of changes in Horizon's stock price on derivative revaluation and stock compensation, or the variability associated with acquisition related expenses and purchase accounting items due to timing and other factors.

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Non-Confidential Information – Horizon Pharma plc

Additional Information

This presentation does not constitute an offer to buy or solicitation of any offer to sell or vote securities and is for informational purposes only. It relates to the offer commenced by Horizon Pharma to exchange each issued and outstanding share of Depomed common stock for 0.95 Horizon ordinary shares. The offerwill be made only through the Tender Offer Statement on Schedule TO or the Prospectus/Offer to Exchange included in the Registration Statement on Form S 4 (including the Letter of Transmittal and related documents and as amended from time to time the “Exchange Offer Documents”) that Horizon Pharma has filed with the SEC. This communication also relates to a solicitation by Horizon Pharma of Depomed’s shareholders to (i) call two special shareholder meetings (the “Special Meetings”) to consider the principal proposalsdescribed in the Special Meetings Solicitation Statement (as defined below) and (ii) vote in favor of the principal proposals described in the Special Meetings Proxy Statements (as defined below) if the two special shareholder meetings are called and held. This presentation also relates to a solicitation by Horizon Pharma of its shareholders to vote in favor of the principal proposals described in the Extraordinary General Meeting Proxy Statement (as defined below). On September8 2015 Horizon Pharma filed a definitive solicitation statement and accompanying WHITE and BLUE proxy cards with the SEC with respect to the solicitation of proxies to call two related special meetings of shareholders (including any amendments and supplements the “Special Meetings Solicitation Statement”). On October 13 2015 Horizon Pharma also filed two preliminary proxy statements and accompanying WHITE and BLUE proxy cards for the two relatedspecial meetings of shareholders with the SEC with respect to the solicitation of proxies to vote in favor of the proposals described in the Special Meetings Solicitation Statement (including any amendments and supplements the “Special Meetings Proxy Statements”). On October 15 2015 Horizon Pharma filed a definitive proxy statement and accompanying proxy card for the extraordinary general meeting of Horizon Pharma shareholders (the “Extraordinary General Meeting”) with the SEC with respect to the solicitation of proxies to vote infavor of the proposals described therein (including any amendments and supplements the “Extraordinary General Meeting Proxy Statement”). Subject to further developments Horizon Pharma may file one or more further supplements to the Special Meetings Solicitation Statement one or more amendments and supplements to the Special Meetings Proxy Statements oneormore amendments and supplements to the Extraordinary General Meeting Proxy Statement and additional solicitation statements and/or proxy statements or other documents with the SEC in connection with the Special Meetings and/or the Extraordinary General Meeting and Horizon Pharma (and if a negotiated transaction is agreed upon Depomed) may fileone or more registration statements prospectuses proxy statements Exchange Offer Documents or other documents with the SEC in connection with the offer or any other proposed transaction involving Horizon Pharma and Depomed. This presentation is not a substitute for any solicitation statement proxy statement or other document filed with the SEC in connection with the Special Meetings the Extraordinary General Meeting or any registration statement prospectus proxy statement Exchange Offer Documents or other documents Horizon Pharma and/or Depomed may file with the SEC in connection with the offer or any other proposed transaction involving Horizon Pharma and Depomed.

If your shares are held by a bank broker or other nominee you are considered the beneficial owner of shares held in “street name.” Only your broker or other nominee as the holder of record of your shares may submit a WHITE proxy card and/or a BLUE proxy card to join us in calling the Special Meetings a WHITE proxy card and/or a BLUE proxy card to vote in favor of the proposals described in the Special Meetings Proxy Statements or a proxy card to vote in favor of the proposals described in the Extraordinary General Meeting Proxy Statement as applicable and your bank broker or other nominee may do so only with your specific instructions to do so. YOUR BANK BROKEROR OTHER NOMINEE HAS PROVIDED YOU WITH A SINGLE VOTING INSTRUCTION FORM FOR PURPOSES OF VOTING ON THE MATTERS SET FORTH IN BOTH THE WHITE PROXY CARD AND THE BLUE PROXY CARD ACCOMPANYING THE SPECIAL MEETINGS SOLICITATION STATEMENT. PLEASE READ AND FOLLOW SUCH SINGLE VOTING INSTRUCTION FORM CAREFULLY IF YOU WISH TO JOIN US IN CALLING ONE OR BOTH OF THE SPECIAL MEETINGS.PLEASE NOTE THAT THE SINGLE VOTING INSTRUCTION FORM PERMITS BENEFICIAL OWNERS TO “ABSTAIN” FROM VOTING ON THE MATTERS SET FORTH ON THE WHITE AND BLUE PROXY CARDS ACCOMPANYING THE SPECIAL MEETINGS SOLICITATION STATEMENT; IF YOU AS A BENEFICIAL OWNER SO ABSTAIN ON EITHER OR BOTH PROXY CARDS ACCOMPANYING THE SPECIAL MEETINGS SOLICITATION STATEMENT YOUR ABSTENTION WILL RESULT IN YOUR SHARES NOT BEING COUNTED TOWARDS OUR OBTAINING THE SPECIAL MEETING PERCENTAGE FOR CALLING THE APPLICABLE SPECIAL MEETING.

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Additional Information

INVESTORS AND SECURITY HOLDERS OF HORIZON PHARMA AND DEPOMED ARE URGED TO READ CAREFULLY THE SPECIAL MEETINGS SOLICITATION STATEMENT (INCLUDING ANY AMENDMENTS AND SUPPLEMENTS), THE WHITE AND BLUE PROXY CARDS ACCOMPANYING THE SPECIAL MEETINGS SOLICITATION STATEMENT, THE SPECIAL MEETINGS PROXY STATEMENTS (INCLUDING ANY AMENDMENTS AND SUPPLEMENTS), THE WHITE AND BLUE PROXY CARDS ACCOMPANYING THE SPECIAL MEETINGS PROXY STATEMENTS, THE EXTRAORDINARY GENERAL MEETING PROXY STATEMENT (INCLUDING ANY AMENDMENTS AND SUPPLEMENTS), THE PROXY CARD ACCOMPANYING THE EXTRAORDINARY GENERAL MEETING PROXY STATEMENT AND OTHER SOLICITATION STATEMENTS, PROXY STATEMENTS AND DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE SPECIAL MEETINGS AND THE EXTRAORDINARY GENERAL MEETING AND THE EXCHANGE OFFER DOCUMENTS (INCLUDING ANY AMENDMENTS AND SUPPLEMENTS) AND ANY OTHER REGISTRATION STATEMENTS, PROSPECTUSES, PROXY STATEMENTS AND OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE OFFER OR ANY OTHER PROPOSED TRANSACTION INVOLVING HORIZON PHARMA AND DEPOMED WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HORIZON PHARMA, DEPOMED, THE SPECIAL MEETINGS, THE OFFER OR ANY OTHER PROPOSED TRANSACTION INVOLVING HORIZON PHARMA AND DEPOMED, AS APPLICABLE.

Investors and security holders may obtain free copies of the Special Meetings Solicitation Statement, the Special Meetings Proxy Statements, the Extraordinary General Meeting Proxy Statement, the Exchange Offer Documents and any other related documents (when they are available) filed with the SEC at the SEC's web site at www.sec.gov or by directing a request to Horizon Pharma's Investor Relations department at Horizon Pharma, Inc., Attention: Investor Relations, 520 Lake Cook Road, Suite 520, Deerfield, IL 60015 or to Horizon Pharma's Investor Relations department at 224-383-3400 or by email to investor-relations@horizonpharma.com. Investors and security holders may obtain free copies of the documents filed with the SEC on Horizon Pharma's website at www.horizonpharma.com under the heading "Investors" and then under the heading "SEC Filings."

Special Note Regarding Litigation

As described in the Special Meetings Solicitation Statement, the Special Meetings Proxy Statements and the Extraordinary General Meeting Proxy Statement, Horizon Pharma is currently challenging Depomed's bylaw-mandated process for calling a special meeting of shareholders as contrary to California law in a judicial proceeding seeking to protect Depomed shareholders' franchise rights. With that judicial challenge pending, the Special Meetings Solicitation Statement and accompanying WHITE and BLUE proxy cards that have been distributed to Depomed shareholders and the Special Meetings Proxy Statements and accompanying WHITE and BLUE proxy cards that will be distributed to Depomed shareholders reflect Horizon Pharma's good faith effort to nevertheless comply with what we believe is an onerous process for calling a special meeting of shareholders imposed by the Depomed board of directors. The Superior Court of the State of California, County of Santa Clara, where our judicial challenge is pending, calendared for November 5, 2015 a hearing on a preliminary injunction motion by a subsidiary of Horizon Pharma to enjoin, among other things, the enforcement of Depomed's bylaws that mandate what we believe to be the onerous process for calling a special meeting of shareholders. The Court subsequently continued the hearing from November 5, 2015 to November 19, 2015. On that same date, the Court is also scheduled to hold a hearing on a preliminary injunction motion by Depomed for its claims against Horizon Pharma and its subsidiary.

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Non-Confidential Information – Horizon Pharma plc

HORIZON

Certain Information Regarding Participants

Horizon Pharma and/or Depomed and their respective directors, executive officers and certain other employees and the Horizon Pharma nominees may be deemed participants in the solicitations of proxies in connection with the requests to call the Special Meetings, to vote in favor of the principal proposals described in the Special Meetings Proxy Statements if the Special Meetings are called and held and to vote in favor of the principal proposals described in the Extraordinary General Meeting Proxy Statement. You can find information about Horizon Pharma's directors, executive officers and such certain other employees and any individuals Horizon Pharma is seeking to nominate for election to the Depomed board of directors, as described in the Special Meetings Solicitation Statement and the Special Meetings Proxy Statements, in Horizon Pharma's Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 27, 2015, Horizon Pharma's definitive proxy statement filed with the SEC on May 6, 2015, Horizon Pharma's Current Report on Form 8-K/A filed with the SEC on July 27, 2015, the Special Meetings Solicitation Statement, the Special Meetings Proxy Statements and the Extraordinary General Meeting Proxy Statement and in such other solicitation statements, proxy statements or other documents that would be filed with the SEC in connection with the Special Meetings. You can find information about Depomed's directors, executive officers and its employees who are participants in such solicitation in Depomed's definitive proxy statement filed with the SEC on April 16, 2015, Depomed's definitive revocation statement filed with the SEC on September 30, 2015 and as may be supplemented from time to time, the Special Meetings Solicitation Statement, the Special Meetings Proxy Statements and in such other solicitation statements, proxy statements or other documents that would be filed with the SEC in connection with the Special Meetings. These documents are available free of charge at the SEC's web site at www.sec.gov and, with respect to Horizon Pharma, from Investor Relations at Horizon Pharma as described above. Additional information regarding the interests of such potential participants is included in the Special Meetings Solicitation Statement, the Special Meetings Proxy Statements and the Extraordinary General Meeting Proxy Statement and will be included in one or more registration statements, proxy statements or other documents filed with the SEC if and when they become available.

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Non-Confidential Information – Horizon Pharma plc

HORIZON

Executive Summary

Timothy P. Walbert

Chairman President and Chief Executive Officer

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Exceptional Net Sales Growth

Net Sales CAGR of 125%

($ in millions)

$250

$200

Sales $150 Net $100

$50

$0

$227

$173

$113 $104

$52

$30 $24

$9 $11

Q1 2013 Q2 2013 Q3 2013 Q4 2013 Q1 2014 Q2 2014 Q3 2014 Q4 2014 Q1 2015 Q2 2015 Q3 2015

DUEXIS

RAYOS/LODOTRA VIMOVO

ACTIMMUNE PENNSAID 2% BUPHENYL RAVICITI

Net Sales CAGR of 125%

Strong quarterly net sales growth and diversification over the last 11 quarters

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Diversify Mix of Orphan and Primary Care/Specialty

Continue transformation to a predominantly orphan business by 2020

Complement orphan business with strong primary care /specialty business units providing significant cash flows to invest

Net Sales Mix

1 Year Ago Today Future

(Q3 2014) (Q3 2015) (2020 LRP)

4%

29%

40%

60% 71% 96%

Orphan Primary Care / Specialty

Non Confidential Information – Horizon Pharma plc

$2B+ in 2020 Net Sales in Long Range Plan

($ in millions)

$2 400 $1 900 $1 400 $900 $400 $(100)

Net Sales

Adjusted EBITDA

$74 $19

$297

$87

$950 $975

$750 $760

$460 $475 $350 $360

$2 000+

$(73) $(28)

2012 2013 2014 2015(1) 2016(2) 2020(3)

Excludes any future business development activities

Note: Excludes any future business development activities

(1) Estimate based on financial guidance issued November 6 2015 (2) Estimate based on financial guidance issued November 9 2015

(3) Horizon internal goals based on long range plan presented November 9 2015 does not include ACTIMMUNE in certain cancers

Non Confidential Information – Horizon Pharma plc

Today’s Focus

Issuing first time 2016 net sales and adjusted EBITDA guidance

Company’s long range plan estimates $2B+ in net sales in 2020(1)

– Orphan business and development pipeline with net sales potential of

~$1 $1.5B+ in 2020 not including potential for ACTIMMUNE in cancer

– Differentiated and clinically important Primary Care and Specialty medicines combined with innovative patient support should lead to ~$800M $1B in net sales in 2020

HorizonCares – Patients receive the medicines their doctors prescribe

Diversified growth strategy with expected 20%+ annual organic growth complemented with disciplined incremental business development

Strong balance sheet and cash flows enable significant incremental financing capacity

Note: Horizon estimates donot include any incremental business development contribution

(1) Horizon internal goals based on long range plan presented November 9 2015 does not include ACTIMMUNE in certain cancers

Non Confidential Information – Horizon Pharma plc

Orphan Business Unit Review

Business Overview and Update

George P. Hampton

Executive Vice President Global Orphan Business Unit and International Operations

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Evolve into a Leading Orphan Business

RAVICTI and ACTIMMUNE address significant unmet needs

Valuable growing orphan business in current indications

– $265M annual net sales run rate

– Long life assets

– Expansion opportunities Ex U.S.

– Annual U.S. net sales opportunity of ~$500M(1) in 2020

– Attractive contribution margins

Significant potential upside with additional indications

– Friedreich’s ataxia Phase 3 trial underway(2)

– Combination therapy with PD 1/PD L1s in cancer(3)

– Annual U.S. net sales opportunity of ~$800M $1.5B(1) in 2020

(1) Horizon estimate

(2) Use of ACTIMMUNE in Friedreich’s ataxia (FA) is investigational only and safety and efficacy has not been established for use in Friedrich’s ataxia (FA). For further information see www.ACTIMMUNE.com.

(3) Use of ACTIMMUNE with PD 1 and PD L1 inhibitors is investigational only and safety and efficacy has not been established for use with any PD 1 and PD L1 inhibitor. For further information see www.ACTIMMUNE.com.

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Global Orphan Disease Focus

	RAVICTI® (glycerol phenylbutyrate) Oral Liquid	BUPHENYL® (sodium phenylbutyrate)[1]	ACTIMMUNE® (Interferon gamma-1b)
Current Indications	Urea cycle disorders (UCDs)		Chronic granulomatous disease (CGD), Severe, malignant osteopetrosis (SMO)
Marketing Status	• U.S.: Approved (>2 yrs) • EU: In Registration (>2 months)	U.S., Canada, Japan, Sweden, other ex-U.S.: Approved (all ages)	U.S.: Approved

Dev. Programs	FDA PMR Studies
	• Label expansion:
	  • Birth – 2 months
	  • 2 months – 2 years
		n/a	• Friedreich's ataxia: Phase 3
			• ADO: Phase 2
			• PD-1 combination: Phase 1[2]
			• Formulation enhancement

IP Position	4 allowed and 3 OB listed patents with protection to 2032	n/a	• 2 U.S. patents to 2022; perpetual Genentech know-how license • Orphan Drug Designation for FA
Rights Owned	Global	U.S.; Ex-U.S. partnered	U.S., Canada, Japan

(1) BUPHENYL is known as AMMONAPS outside the United States
(2) Anticipated to begin before year-end 2015

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Non-Confidential Information – Horizon Pharma plc
HORIZON

Attractive Global Market Opportunity in UCDs

Patients born with genetic defect of urea synthesis

Ultra orphan disease with an estimated U.S. prevalence of about 2 000 cases and incidence of about 1 in every 8 500 to 25 000 newborns Europe and Japan prevalence of about 2 000 cases total Variable age of diagnosis (newborn to adulthood) with neurological deficits ranging from mild mental retardation to coma and death In general with prompt diagnosis and careful management involving dietary restriction alternative pathway therapy can lead to good clinical outcomes Outcomes are poor for untreated severely affected individuals

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Superior Profile of RAVICTI Drives Improved Adherence

Patent / Exclusivity # Form Max Daily Dose Taste and Smell Sodium Content

Oral liquid 3 teaspoons Virtually none None

Tablets or powder 40 tablets Repellant High levels

Note: RAVICTI is based upon a non inferiority study and conclusions between RAVICTI and BUPHENYL may not be made. The information provided are fixed properties in the respective labels and not meant as a comparator or statement of efficacy between the two medicines.

(1)	BUPHENYL is known as AMMONAPS outside the United States

Non Confidential Information – Horizon Pharma plc

Significant Advancement for Patients with UCDs

1996

Up to 40 tabs/day

0 1 2 3 4

Buphenyl (Phenylbyutrate) tab 500 mg

17 YEARS

2013

3 teaspoons/day

(1) BUPHENYL is known as AMMONAPS outside the United States

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Chronic Granulomatous Disease (CGD)

Disease of the immune system and described as a primary immunodeficiency disorder

Patients are more likely to experience recurrent severe bacterial and fungal infections and chronic inflammatory conditions

~1 600 patients in the U.S.

May become apparent any time from infancy to late adulthood

– >75% are diagnosed before the age of five years

Under diagnosed and can be misdiagnosed

Diagnostic testing is readily available

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ACTIMMUNE in CGD

Indications

Dosing/Route of Administration

CGD Treatment Protocols

Reducing the frequency and severity of serious infections associated with Chronic Granulomatous Disease (CGD)

Subcutaneous injection three times weekly

ADVANCES IN ANTIINFECTIOUS PROPHYLACTIC THERAPY POTENTIAL Single Dual Triple CURE

Antibiotic

Antibiotic OR Antibiotic AND Bone Marrow antifungal AND antifungal antifungal Transplant ACTIMMUNE

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Orphan Business Focus

Find and Manage Patients

Patient identification in conjunction with doctors

– 14 clinical sales associates

– Covering key U.S. medical centers

Increase adherence rates

– Utilize a range of patient support programs

– Nurse educators work directly with patients

HUB implementation

– Single point of contact for the patient

– Help patients battle disease through education

– Data capture and reporting in real time

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Patient Programs Drive Improved Adherence

ACTIMMUNE in CGD and SMO

76% 74% 79% 85% 80% 78% 84% 88% 81% 85% 81% 90%

Adherence Promotional Piece

Intense Adherence Outreach to HCPs Monitor Patient “Watch List”

Clinical Nurse Program Email Reminders Total Text Reminders Outbound Calls

Sep 14 Oct 14 Nov 14 Dec 14 Jan 15 Feb 15 Mar 15 Apr 15 May 15 Jun 15 Jul 15 Aug 15

14 percentage point improvement in adherence = $14M of annualized net sales

Note: Adherence defined as vials shipped vs. prescribed vials

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Orphan Business at $265M Annual Net Sales Run Rate

$300 000 $250 000 $200 000 $150 000 $100 000 $50 000 $0

BUPHENYL RAVICTI ACTIMMUNE

$23M $25M $3M

Hyperion close May 7th 2015

$49M

Q3 first full quarter of RAVICTI sales

$66M

$265M

Annual Run Rate Based on Q3 2015

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U.S. Orphan Growth Drivers

2020 Annual Net Sales Opportunity of ~$500M(1)

RAVICTI

Continue to transition patients from BUPHENYL to RAVICTI

Further penetration into diagnosed PBA (phenylbutyrate) treatment naïve and newly diagnosed patient populations

Label expansion in patients <2 years

- Anticipate sNDA filing in Q2 2016 for 2 month 2 years

Increase diagnosis rates

ACTIMMUNE Increase diagnosis

- 30% penetrated in CGD

Increase adherence in existing patients

Increase acceptance of triple prophylaxis (oral antibiotic + oral anti fungal + ACTIMMUNE)

(1) Horizon estimate for current approved indications

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Global Expansion

Build or buy infrastructure to capitalize on current and future approvals and acquired medicines

EU RAVICTI

CHMP positive opinion – September 24 2015

Anticipate European Commission approval by year end 2015

Potential for significantly enhanced EU label

Commercial launch expected in 2017

Future Medicines

Orphan and specialty focus

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Friedreich’s Ataxia (FA)

~$500M $1B(1) U.S. Annual Net Sales Opportunity

Debilitating and progressive genetic neurological disease

– 85% of diagnosed patients exhibit symptoms before the age of 25

Life shortening

– Life span is 30 to 40 years of age

No FDA approved treatment

– Monitor symptoms

– Most patients take vitamins and antioxidants

Neurological examinations and genetic testing in specialized care centers

Prevalence: ~15 000 worldwide ~3 700 U.S.

Patients in FARA registry: 2 400 worldwide 1 400 U.S.

Note: Use of ACTIMMUNE in Friedreich’s ataxia (FA) is investigational only and safety and efficacy has not been established for use in Friedrich’s ataxia (FA). For further information see www.ACTIMMUNE.com.

(1) Horizon estimate

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ACTIMMUNE with PD 1/PD L1 Inhibitors

~$300M $500M(1) U.S. Annual Net Sales Opportunity

Analysts project PD 1/PD L1 checkpoint inhibitors market >$30B

Significant investments by pharma in PD 1/PD L1 checkpoint inhibitors

Two currently approved medicines

– KEYTRUDA® (pembrolizumab) – Merck(2)

– OPDIVO® (nivolumab) – BMS(3)

Initial focus: combination therapy in selected bladder and renal cancers

Possible combination therapy with PD 1/PD L1 which are considered among the most promising breakthroughs in cancer therapy

Note: Use of ACTIMMUNE with PD 1 and PD L1 inhibitors is investigational only and safety and efficacy has not been established for use with any PD 1 and PD L1 inhibitor. For further information see www.ACTIMMUNE.com.

(1) Horizon estimate in renal and bladder cancers (2) Registered trademark of Merck (3) Registered trademark of Bristol Myers Squibb

32 Non Confidential Information – Horizon Pharma plc

Orphan Business Long Range Plan

~$1.3 $2B+(1) Annual U.S. Net Sales Opportunity in 2020

Net Sales

($ in millions)

$1 800 $1 600 $1 400 $1 200 $1 000 $800 $600 $400 $200 $0

Cancer FA

Existing Indications

~$300 $500 ~$1 300 $2 000

~$500 $1 000

~$500

Existing Indications FA Cancer Total

Midpoint of ranges are represented on chart for FA and cancer (1) Horizon estimate

Non

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Orphan Business Unit Review

Clinical Development Opportunities

Jeffrey W. Sherman M.D. FACP

Executive Vice President Research and Development and Chief Medical Officer

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Commitment to Clinical Development

Clinical development is a vital part of our mission to provide innovative medicines to help patients live better lives

Primary goals

– Address unmet medical needs

– Develop medicines with differentiated clinical features and benefits

– Create sustainable long term value through medicines we bring to market

Comprehensive evaluation of our medicines for additional indications

Engage regulatory agencies health care professionals and patient groups to facilitate clinical development

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Robust Development Pipeline

ACTIMMUNE®
(Interferon gamma-1b)

- Friedreich's ataxia
- Autosomal Dominant Osteopetrosis
- Combo cancer therapy w/ PD-1/PD-L1
- Next-generation formulation

RAVICTI®
(glycerol phenylbutyrate) Oral Liquid

- Urea Cycle Disorders
  - 2 months to 2 years of age
  - Birth to 2 months of age

RAYOS®
(Prednisone) Delayed-release Tablets

- PMR (Dose-sparing)
- Lupus (Address fatigue)


Collaborator
Pre-clinical
Phase 1
Phase 2
Phase 3
Post-Market
FARA
UCLA/Indiana U
Fox Chase
UCDC
UCDC
OMERACT
ALR

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Non-Confidential Information – Horizon Pharma plc
HORIZON

ACTIMMUNE (Interferon gamma 1b)

Single chain polypeptide containing 140 amino acids synthesized in the 1980s

– Molecular weight: ~33 kDa

– Expressed in E. coli bacterium

– Specific activity of 20 million IU/mg

Differs from other interferons (alpha and beta)

– Treatment targets appear to not overlap

Differs from natural human interferon gamma by the presence of an N terminal methionine and lack of glycosylation

Binds to interferon gamma cell surface receptor (Type II)

5.9 hours mean half life in vivo for subcutaneous dosing with 100 mcg/m2; three times weekly dosing targeted for FA

Note: Use of ACTIMMUNE in Friedreich’s ataxia (FA) is investigational only and safety and efficacy has not been established for use in Friedrich’s ataxia (FA). For further information see www.ACTIMMUNE.com.

37 Non Confidential Information – Horizon Pharma plc

What is FA

FA is a hereditary disease caused by a genetic mutation in the frataxin (FXN) gene

- FXN gene first identified in 1996

GAA triplet in the FXN gene is repeated 5 33 times in healthy subjects but 66 1000+ times in FA patients Abnormal GAA triplet repeat disrupts production of frataxin Low frataxin = mitochondrial dysfunction and energy deprivation = multi system disease

Normal Cell

FA-affected cell

Mitochondrion

Frataxin

Nucleus

Iron

Chelator

38 Non Confidential Information – Horizon Pharma plc

Moderate Increases in Frataxin May Produce a Therapeutic Benefit

FXN % of control

100 80 60 40 20 0

p <<< 0.0001 p <<< 0.0001

p <<< 0.0001

Controls (n=40) Carriers (n=81) Patients (n=195)

Carriers are asymptomatic and have approximately 50% of the frataxin levels of controls

Source: A rapid noninvasive immunoassay for frataxin: Utility in assessment of Friedreich’s ataxia; Eric C. Deutsch Avni B. Santani Susan L. Perlman Jennifer M. Farmer Catherine A. Stolle Michael F. Marusich and David R. Lynch 2012

39 Non Confidential Information – Horizon Pharma plc

Why Interferon gamma 1b for FA

Note: Use of ACTIMMUNE in Friedreich’s ataxia (FA) is investigational only and safety and efficacy has not been established for use in Friedrich’s ataxia (FA). For further information see www.ACTIMMUNE.com.

Source: A rapid noninvasive immunoassay for frataxin: Utility in assessment of Friedreich’s ataxia; Eric C. Deutsch Avni B. Santani Susan L. Perlman Jennifer M. Farmer Catherine A. Stolle Michael F. Marusich and David R. Lynch 2012

40 Non Confidential Information – Horizon Pharma plc

Why Interferon gamma 1b for FA

FRDA mouse model

– Half treated with interferon gamma (40 mcg/kg TIW)

– Half with placebo for 10 weeks

Results

– IFN treated mice significantly improved both locomotor activity and motor coordination

– IFN mechanism of action postulated to be upregulation of frataxin gene expression and neuronal preservation in dorsal root ganglion

Source: A rapid noninvasive immunoassay for frataxin: Utility in assessment of Friedreich’s ataxia; Eric C. Deutsch Avni B. Santani Susan L. Perlman Jennifer M. Farmer Catherine A. Stolle Michael F. Marusich and David R. Lynch 2012

41 Non Confidential Information – Horizon Pharma plc

ACTIMMUNE Phase 2 Trial in FA

Pilot Study in Children with FA

- Investigator-initiated study at CHOP
  - Goals
    - Safety and tolerability of IFNɣ
    - Effect on frataxin protein levels
    - Effect on neurologic function
- Design: Open-label pilot study
  - 12 Individuals with genetic confirmation of FA, ages 5-17 enrolled September – December 2013
  - Dose-escalation every two weeks based on tolerability
    - 10mcg/m2, 25mcg/m2, 50mcg/m2 TIW– 3xwk
  - Overall treatment phase was 12 weeks
  - Reevaluation 1 month post treatment; last study visit March 2014

Note: Use of ACTIMMUNE in Friedreich's ataxia (FA) is investigational only, and safety and efficacy has not been established for use in Friedreich's ataxia (FA). For further information see www.ACTIMMUNE.com.

Source: Open-label pilot study of interferon gamma-1b in Friedreich ataxia; Seyer L, Greeley N, Foerster D, Strawser C, Gelbard S, Dong Y, Schadt K, Cotticelli MG, Brocht A, Farmer J, Wilson RB, Lynch DR., 2014

42

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HORIZON PHARMA

ACTIMMUNE Phase 2 Trial in FA

Demographics and Safety

Demographics

8 17 years old mean age of 12

Mean GAA repeat length 835

Mean age of onset was 6

12 of 12 subjects screened met criteria

Two subjects did not follow dose escalation protocol due to adverse events

Two subjects withdrawn from the study for inability to complete study procedures due to travel challenges

Safety and Tolerability

No drug related serious adverse events (SAE) occurred

11 of 12 subjects experienced at least 1 AE

Low grade not dose related

Largely known side effects of IFN

Two subjects were unable to continue with full dose escalation of IFN due to moderate to severe flu like symptoms

Note: Use of ACTIMMUNE in Friedreich’s ataxia (FA) is investigational only and safety and efficacy has not been established for use in Friedrich’s ataxia (FA). For further information see www.ACTIMMUNE.com.

Source: Open label pilot study of interferon gamma 1b in Friedreich ataxia; Seyer L Greeley N Foerster D Strawser C Gelbard S Dong Y Schadt K Cotticelli MG Brocht A Farmer J Wilson RB Lynch DR. 2014

43 Non Confidential Information – Horizon Pharma plc

ACTIMMUNE Phase 2 Trial in FA

Variable Frataxin Measurements - Buccal Cells as a Surrogate for Nerve Cells



Buccal cell frataxin levels, Baseline to End of Study
Active Treatment Phase
80
70
60
50
40
30
20
10
0
Frataxin level, % of control
0
V2
V3
V4
V5
V6
V7
Visit
1
2
3
4
5
6
7
8
9
10
11
12
Mean

Note: Use of ACTIMMUNE in Friedreich's ataxia (FA) is investigational only, and safety and efficacy has not been established for use in Friedreich's ataxia (FA). For further information see www.ACTIMMUNE.com.

Source: Open-label pilot study of interferon gamma-1b in Friedreich ataxia; Seyer L, Greeley N, Foerster D, Strawser C, Gelbard S, Dong Y, Schadt K, Cotticelli MG, Brocht A, Farmer J, Wilson RB, Lynch DR., 2014

44

Non-Confidential Information – Horizon Pharma plc

ACTIMMUNE Phase 2 Trial in FA

Clinical Outcome Measure by Patient

Figure 3D: FARS Scores, Baseline to End of Study



Active Treatment Phase
85
80
75
70
65
60
55
50
45
FARS Score
0
V5
V7
Visit
1
2
3
4
5
6
7
8
9
10
Mean

4.98 change in FARS score with a p-value of 0.0078 (equates to reversing 18 to 24 months of disease progression) plus patient decline upon therapy termination support initiation of Phase 3 Study

Note: Use of ACTIMMUNE in Friedreich's ataxia (FA) is investigational only, and safety and efficacy has not been established for use in Friedreich's ataxia (FA). For further information see www.ACTIMMUNE.com.

Source: Open-label pilot study of interferon gamma-1b in Friedreich ataxiaSeyer L, Greeley N, Foerster D, Strawser C, Gelbard S, Dong Y, Schadt K, Cotticelli MG, Brocht A, Farmer J, Wilson RB, Lynch DR., 2014

45

Non-Confidential Information – Horizon Pharma plc

HORIZON

ACTIMMUNE Phase 2 Trial in FA

Summary

- IFNγ was considered safe and well-tolerated
- Variable increase in frataxin levels
  - Presence of increased levels through treatment
  - Sampling limited to unaffected tissue
  - Timing of sampling was variable - short half life of IFNγ
  - Limited to FDA approved dose for other diseases
- Clinically significant neurologic improvement
  - Probability of result occurring by chance < 1%
- Limitations
  - The small size of the study
  - Absence of a placebo group
  - Single center

Note: Use of ACTIMMUNE in Friedreich's ataxia (FA) is investigational only, and safety and efficacy has not been established for use in Friedrich's ataxia (FA). For further information see www.ACTIMMUNE.com.

Source: Open-label pilot study of interferon gamma-1b in Friedreich ataxia; Seyer L, Greeley N, Foerster D, Strawser C, Gelbard S, Dong Y, Schadt K, Cotticelli MG, Brocht A, Farmer J, Wilson RB, Lynch DR., 2014

46

Non-Confidential Information – Horizon Pharma plc

HORIZON

ACTIMMUNE Phase 3 Trial in FA

Randomized Multicenter Double-Blind Placebo-Controlled Efficacy Safety and Pharmacokinetic Study of ACTIMMUNE® (interferon -1b) in Children and Young Adults with Friedreich’s Ataxia Short title:

Safety Tolerability and Efficacy of ACTIMMUNE Dose Escalation in Friedreich’s Ataxia Study

Clinicaltrials.gov: NCT02415127

Note: Use of ACTIMMUNE in Friedreich’s ataxia (FA) is investigational only and safety and efficacy has not been established for use in Friedrich’s ataxia (FA). For further information see www.ACTIMMUNE.com.

47 Non Confidential Information – Horizon Pharma plc

ACTIMMUNE Phase 3 Trial in FA

STEADFAST Trial Design

Patients randomized 1:1 to receive subcutaneous doses of either ACTIMMUNE or placebo three times a week for a total of 26 weeks

Approximately 90 patients will be enrolled at four sites in the U.S. CHOP University of Florida University of Iowa and UCLA

Primary endpoint will measure the change in neurological outcome and evaluate the effect of ACTIMMUNE versus placebo as measured by the modified Friedreich’s Ataxia Rating Scale (FARS mNeuro) focused on objective neurologic measures

– FARS mNeuro is a subset of the total FARS score removing components viewed by FDA to be more subjective and effort dependent

– FARS mNeuro score in the Phase 2 study (p=0.0117) is consistent with the previously reported total FARS score (p=0.0078)

Note: Use of ACTIMMUNE in Friedreich’s ataxia (FA) is investigational only and safety and efficacy has not been established for use in Friedrich’s ataxia (FA). For further information see www.ACTIMMUNE.com.

48 Non Confidential Information – Horizon Pharma plc

ACTIMMUNE Phase 3 Trial in FA

Progress Update & Milestones

Patient enrollment

– More than one third enrolled to date

In line with our expectations

– Target date for full enrollment of 90 patients: mid year 2016

– FARA collaboration to enroll through its patient registry

Potential clinical and regulatory milestones

– Data available: Late 2016 – sBLA submission: Q1 2017

– FDA approval: Q3 2017 (Fast Track designation)

Note: Use of ACTIMMUNE in Friedreich’s ataxia (FA) is investigational only and safety and efficacy has not been established for use in Friedrich’s ataxia (FA). For further information see www.ACTIMMUNE.com.

49 Non Confidential Information – Horizon Pharma plc

Example of Clinical Response

Before Treatment 6 Months 10 Months

(200mcg 3x/week (200mcg 3x/week [2x CGD Dose]) [2x CGD Dose])

Source: Patient Blog http://fafysio.wordpress.com/2014/08/21/amazing ilva/#comments

ACTIMMUNE is currently approved by the U.S. Food and Drug Administration (FDA) to reduce the frequency and severity of serious infections associated with Chronic Granulomatous Disease (CGD) and to slow the worsening of severe malignant osteopetrosis (SMO). ACTIMMUNE is not approved for other indications including the treatment of Friedreich’s ataxia (FA) and its use with patients suffering from FA is 50 investigational as safety and efficacy have not been established in FA. For further information see www.ACTIMMUNE.com.

Checkpoint Inhibitors (PD 1/PD L1 Immunotherapy) Role in Cancer Therapy

Normal immunologic surveillance mechanisms programmed cell death

Tumor cells up regulate so called “checkpoint inhibitors” with effect of turning off immune system’s ability to kill cells

Allows cancer cells to multiply and divide “unchecked”

Potential in multiple tumor types

Use of ACTIMMUNE with PD 1 and PD L1 inhibitors is investigational only and safety and efficacy has not been established for use with any PD 1 and PD L1 inhibitor. For further information see www.ACTIMMUNE.com.

Source: Pardoll D.M. The blockade of immune checkpoints in cancer immunotherapy. Nat Rev Cancer 2012. 12(4): p. 252 64.

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Mechanistic Rationale Why ACTIMMUNE May Enhance Activity of PD-1/PD-L1 Inhibitors

- **Interferon gamma (IFN-γ) may promote or enhance the effect of the PD-1 or PD-L1 inhibitors**
- **IFN-γ exhibited superior and more durable enhancement of PD-L1 expression in endothelial cell lines vs. IFN-α and IFN-β[(1)]**
- **Tumor PD-L1 upregulation appears to be a factor most strongly correlated with response to PD-1 blockade[(2)]**
- **Interferon gamma will be used to induce PD-L1 upregulation in tumor cells to increase the likelihood of response to a PD-1 inhibitor**

Note: Use of ACTIMMUNE with PD-1 and PD-L1 inhibitors is investigational only, and safety and efficacy has not been established for use with any PD-1 and PD-L1 inhibitor. For further information see www.ACTIMMUNE.com.

(1) Eppihimer, M.J., et al., Expression and regulation of the PD-L1 immunoinhibitory molecule on microvascular endothelial cells. Microcirculation, 2002. 9(2): p. 133-145.
(2) Taube, J.M., et al., Association of PD-1, PD-1 ligands, and other features of the tumor immune microenvironment with response to anti–PD-1 therapy. Clinical Cancer Research, 2014. 20(19): p. 5064-5074.

52
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ACTIMMUNE PD 1/PD L1 Approach

Phase 1 trial in combination with PD 1 inhibitor in certain cancers

– Collaboration with Fox Chase Cancer Center

– Assess dose and sequencing of the combination of medicines

– Initiate trial by year end 2015

Advance to Phase 2/3 trials

– Dependent upon Phase 1 results

Step #1

Step #2

Note: Use of ACTIMMUNE with PD 1 and PD L1 inhibitors is investigational only and safety and efficacy has not been established for use with any PD 1 and PD L1 inhibitor. For further information see www.ACTIMMUNE.com.

53 Non Confidential Information – Horizon Pharma plc

RAVICTI (Glycerol Phenylbutyrate)

Glycerol phenylbutyrate is a nitrogen binding agent

– Triglyceride containing 3 molecules of PBA linked to a glycerol backbone

Glycerol is 7% of molecular weight

Sodium and sugar free

Nearly odorless and tasteless

Requires “digestion” to release PBA in contrast to sodium phenylbutyrate that is a salt and releases PBA immediately after ingestion PBA

~3 teaspoons = 40 tablets of Buphenyl (NaPBA)

PBA Glycerol

PBA

54 Non Confidential Information – Horizon Pharma plc

RAVICTI Label Expansion

Birth – 2 years of age

Design: Open label design to assess the safety efficacy and PK of RAVICTI in pediatric patients under 2 years of age

Subjects: UCD patients up to 2 years

Sites: U.S. sites

Target dates:

2 months – 2 years

– sNDA submission: Q2 2016

Birth – 2 months

– sNDA submission: Q1 2018

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Exploring Additional RAVICTI Indications

Conducting assessment similar to what was done with ACTIMMUNE to determine possibilities for RAVICTI

– IP feasibility

– Technical hurdles

– Commercial timing

– Areas for collaboration with study consortiums and patient groups to facilitate development such as with FARA in FA

Use of ACTIMMUNE in Friedreich’s ataxia (FA) is investigational only and safety and efficacy has not been established for use in Friedrich’s ataxia (FA). For further information see www.ACTIMMUNE.com.

56 Non Confidential Information – Horizon Pharma plc

Key Takeaways – Clinical Development Opportunities

We have a robust clinical development pipeline

Multiple opportunities for possible expansion in use of our products

ACTIMMUNE for FA(1)

Pre clinical data supports mechanism of action Clinical data is supportive of disease modifying activity Anecdotal data

Combination therapy with PD 1/PD L1s in cancer(2)

RAVICITI in younger patients (<2 years of age) with UCDs(3) and other potential indications

(1) Use of ACTIMMUNE in Friedreich’s ataxia (FA) is investigational only, and safety and efficacy has not been established for use in Friedrich’s ataxia (FA). For further information see www.ACTIMMUNE.com.

(2) Use of ACTIMMUNE with PD 1 and PD L1 inhibitors is investigational only, and safety and efficacy has not been established for use with any PD 1 and PD L1 inhibitor. For further information see www.ACTIMMUNE.com.

(3) Use of RAVICTI for patients less than two years of age is investigational only, and safety and efficacy has not been established in patients less than two years of age. For further

(1) Use of ACTIMMUNE in Friedreich’s ataxia (FA) is investigational only, and safety and efficacy has not been established for use in Friedrich’s ataxia (FA). For further information see www.ACTIMMUNE.com.

(2) Use of ACTIMMUNE with PD 1 and PD L1 inhibitors is investigational only, and safety and efficacy has not been established for use with any PD 1 and PD L1 inhibitor. For further information see www.ACTIMMUNE.com.

(3) Use of RAVICTI for patients less than two years of age is investigational only, and safety and efficacy has not been established in patients less than two years of age. For further information see www.ravicti.com.

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Primary Care and Specialty Business Unit Review

Business Overview and Update

John Kody

Executive Vice President, Chief Commercial Officer

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Primary Care/Specialty Commercial Business Model

Patient Focused, Best in Class Execution

Clinically Differentiated Evolving Differentiated Commercial Payer and PBM

Medicines Execution Environment Patient Support Program

.

Primary Care Brands Specialty Brand

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Our Objective is to Grow PC & Specialty Business into $800M $1B in Annual Net Sales by 2020

RAYOS PENNSAID 2% VIMOVO DUEXIS TOTAL

(1)

2014 2015 2020

(1)	Estimate based on financial guidance issued November 6, 2015

Non Confidential Information – Horizon Pharma plc

Large and Growing NSAID Market

117M TRx/Year, Growing ~3%/year, Topical Market +15% Growth

Ibuprofen = 36M TRx/Year

Naproxen = 17M TRx/Year

40 35 30 25 20 15 10 5 0

Ibuprofen TRx

40 35 30 25 20 15 10 5 0

Naproxen TRx

Topical NSAIDs = 6M TRx/year

6	5 4 3 2 1 0

Topical TRx

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TRx Growth Driven By Commercial Model with Clinically Differentiated Medicines

Definition

No recent TRx (called on)

TRx in recent weeks

TRx in most recent week

5+ TRx in most recent week

Current State = 380k Doctors Rx NSAIDs Each Week

Qualifying

INITIAL Trial

NICHE (Trial) 10k Prescribers

ADOPTION

1k Prescribers

>$500M(1) 2015 PC/Specialty Sales

(1)	Estimate based on financial guidance issued November 6, 2015

Key Tactics

Focus sales effort on PAR doctors:

Potential for high TRx Access to call on weekly Receptive to clinical message

Apply Horizon differentiated sales model to drive acceleration of adopters

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Effective Promotion + Differentiated Clinical Benefits Drive Rapid Acceleration of Adopters(1)

# Doctor Adopters

1,000 900 800 700 600 500 400 300 200 100 0

2015 01 09 2015 01 16 2015 01 23 2015 01 30 2015 02 06 2015 02 13 2015 02 20 2015 02 27 2015 03 06 2015 03 13 2015 03 20 2015 03 27 2015 04 03 2015 04 10 2015 04 17 2015 04 24 2015 05 01 2015 05 08 2015 05 15 2015 05 22 2015 05 29 2015 06 05 2015 06 12 2015 06 19 2015 06 26 2015 07 03 2015 07 10 2015 07 17 2015 07 24 2015 07 31 2015 08 07 2015 08 14 2015 08 21 2015 08 28 2015 09 04 2015 09 11 2015 09 18 2015 09 25 2015 10 02

The number of adopters (>5 TRx/week) has TRIPLED in 2015

Source: IMS Xponent

(1)	For Horizon’s four Primary Care and Specialty medicines

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Primary Care/Specialty(1) Volume +189% vs. Price +16%

Last 7 Quarter Net Sales Growth Driven by Volume Growth

Average net realized price (ANRP) has increased 9% annualized, 16% cumulatively since Q1 2014

Prescription growth of 189% since Q1 2014

Quarterly ANRP and Prescription Volumes 1/1/14 to 9/30/15

390,000 340,000 290,000 240,000 190,000 140,000 90,000

Q1 2014 Q2 2014 Q3 2014 Q4 2014 Q1 2015 Q2 2015 Q3 2015

$1,400 $1,200 $1,000 $800 $600 $400 $200 $0

ANRP Aggregate TRx

362,808

319,357

$561

$540 $539

$468 $496 $462

$464

181,964

163,331

154,929

143,338

125,631

(1)	For Horizon’s four Primary Care and Specialty medicines

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Commercial Execution Expected to Drive Achievement of 2020 Long Range Plan

Doctor adoption via execution of commercial business model

Education of the clinical benefit of our medicines

Prescription growth with relatively constant net realized price should allow achievement of LRP

Significant incremental market opportunity for each of our medicines

Commitment to ensure commercially insured patients get the medicines their doctors prescribe at the lowest out of pocket cost possible

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Primary Care and Specialty Business Unit Review

DUEXIS and VIMOVO Doctor’s Perspective

Alfonso E. Bello, M.D., MHS, FACP, FACR, DABPM

Rheumatologist

Non Confidential Information – Horizon Pharma plc

Objectives

Background of NSAID use

Review the scope of gastrointestinal (GI) related NSAID toxicities Compare and contrast current gastroprotective strategies DUEXIS® and VIMOVO® review

Please see Important Safety Information in appendix.

The Increasing Burden of Arthritis

Osteoarthritis (OA) is the most common type of arthritis —26.9 million adults ( 25 years of age) in the U.S. have clinical OA1 Approximately 2.8 million adults ( 18 years of age) in the US have rheumatoid arthritis (RA)2

– Prevalence in U.S. is expected to increase with the aging of the population3

NSAIDs are commonly prescribed to treat OA/RA4

NSAID = nonsteroidal anti inflammatory drug. OA = osteoarthritis, RA = rheumatoid arthritis, U.S. = United States.

1. Lawrence RC et al. Arthritis Rheum. 2008;58:26 35. 2. Data Monitor 2011. 3. Helmick CG et al. Arthritis Res Ther.

2008;58:15 25. 4. Crofford LJ. Arthritis Res Ther. 2013;15:S2 S11.

Incidence of Chronic Pain Compared with Other Disease States in the U.S.

Millions of Americans

0 20 40 60 80 100 120 140

116.0 25.8 23.3 11.7

Chronic pain1 Diabetes2 CHD/Stroke3 Cancer 4

1. Institute of Medicine Report from the Committee on Advancing Pain Research, Care, and Education: Relieving Pain in America, A Blueprint for Transforming Prevention, Care, Education and Research. The National Academies Press, 2011. http://books.nap.edu/openbook.php record_id=13172&page=17. Accessed August 10, 2011.

2. American Diabetes Association. http://www.diabetes.org/diabetes basics/diabetes statistics/. Accessed August 10, 2011.

3. Roger VL, et al. Circulation. 2011;123:e18 e209.

4. American Cancer Society, Prevalence of Cancer: http://www.cancer.org/docroot/CRI/content/CRI_2_6x_Cancer_Prevalence_How_Many_People_Have_Cancer.asp. Accessed August 10, 2011.

Serious Consequences of NSAID Use

- As many as 25% of chronic NSAID users will develop ulcer disease[1]
  - 2% to 4% will develop a bleed or perforation[1,2]
- Serious GI complications such as inflammation, bleeding, ulceration and perforation can occur at any time, with or without warning symptoms[2]
- In patients with arthritis who are taking NSAIDs[3]:
  - >107,000 hospitalizations per year for serious GI complications
  - >16,500 deaths per year
- Managing and preventing NSAID-associated gastropathy has been estimated to cost more than $4 billion annually[4]

[1] Lanza FL et al. *Am J Gastroenterol*. 2009;104:728-738. [2] DUEXIS [package insert]. Pharmaceutics International Inc; 2011.
[3] Singh G. *Am J Med*. 1998;105:31s-38s. [4] Kendall BJ et al. *Practical Gastroenterol*. 1993;17:13-29.

70

NSAID Induced GI Damage

Superficial damage (i.e., mucosal hemorrhages and erosions) Endoscopically documented non symptomatic “silent” ulcers” Ulcers causing complications, i.e., GI hemorrhage

Relative Risk of Upper GI Bleeding

Past Complicated Ulcer

Multiple NSAIDs*

High Dose NSAIDs

Anticoagulant

Past Uncomplicated Ulcer

Age 70 80 Years

Steroids

13.5

8.9

7.0

6.4

6.1

5.6

2.2

0 15

Relative Risk Of Upper GI Bleeding

*	Including low dose aspirin

Dalton et al. Arch Intern Med. 2003;163:59; Garcia Rodriguez and Jick. Lancet. 1994;343:769.

Mortality From NSAID Induced GI Complications* Versus Other Diseases in the United States

Heroin Viral Hepatitis Opioid Analgesics NSAID Induced Ulcers

2	4 6 8 10 12 14 16 18

Deaths (000’s)

Sources

1. CDC Selected Causes of Death 2012 (Table 10) http://www.cdc.gov/nchs/data/nvsr/nvsr63/nvsr63_09.pdf

2. NSAID Induced Deaths M.Wolfe, et.al.; Gastrointestinal Toxicity of Nonsteroidal Anti inflammatory Drugs; NEJM; vol. 340; no. 24; June 1999 3. Opioid and Heroin Deaths for 2012 https://www.drugabuse.gov/related topics/trends statistics/overdose death rates

NSAID Gastroprotection Strategies and Issues

American College of Rheumatology Prescribing Guidelines for NSAIDs

Prescribing guidelines for treating OA and RA call for gastroprotective agents to be taken along with NSAIDs to lessen the risk of serious GI side effects such as ulcers.

Risk Factors Include:

- Age >65 years
- High-dose NSAID therapy
- A history of uncomplicated ulcer
- Concurrent use of aspirin (including low dose), corticosteroids or anticoagulants

High Risk	Moderate Risk	Low Risk
• >2 risk factors • History of complicated ulcer, especially recent	• 1–2 risk factors	• No risk factors

Lanza FL et al. Am J Gastroenterol. 2009;104:728-738.
American College of Rheumatology Subcommittee on Osteoarthritis Guidelines. Arthritis Rheum.2000;43:1905-1915.
Risser A et al. Am Fam Physician. 2009;80:1371-1378.

75

Use of Unprotected NSAIDs Post COX 2 Issues…Caused Increase in Serious GI Ulcers*

* G. Singh, 2007 American College of Rheumatology Annual Meeting Presentation

Gastroprotection Gap

Serious GI Ulcers/100,000 NSAID Users

800

700 Users 600 NSAID 500

Users

NSAID

Ulcers/100,000

Serious

90% 80% 70% 60% 50% 40% 30% 20% 10% 0%

1997 1998 1999 2000 2001 2002 2003 2004 2005

Utilization of Gastroprotective Strategies Among New NSAID Users



1 GI Risk Factor
0.1%
2.5%
10.8%
86.6%
≥ 2 GI Risk Factors
0.2%
4%
14.7%
81.2%
COX-2/Celebrex alone
NSAID + GPA
COX-2/Celebrex + GPA
No gastroprotection

GPA: Gastroprotective agent

Sturkenboom MC, et al. *Rheumatology*. 2003;42(Suppl 3):iii23-iii31.

77

Provider Adherence To Recommended Guidelines For High Risk Patients*

NSAID Alone NSAID+GPA COX 2 (i.e., Celebrex)

9%

18%

73%

GPA: Gastroprotective agent.

*	Age 65, history of upper GI event, high dose NSAID, corticosteroid use and anticoagulant use.

Abraham et al. Gastroenterology. 2005;129:1171.

Gastroprotective Non adherence by Number of Repeat NSAID Prescriptions

70.0

60.0

(%)

50.0

Population 40.0 adherent 30.0

Non 20.0 10.0

32/331 (9.6%)

83/165 (50.3%)

175/288 (60.8%)

2	3

Number of Repeat Prescriptions

Sturkenboom M, et al. Aliment Pharmacol Ther. 2003:18:1137–1147.

GI Toxicity Associated With Traditional NSAIDs

Most Patients Are Asymptomatic

N = 1,921

Without symptoms With symptoms

81%

19%

Singh, et al. Arch Intern Med. 1996;156:1530–1536.

DUEXIS® (Ibuprofen/famotidine) Clinical Development Program

DUEXIS Overview

DUEXIS is an innovative 2 in 1 combination tablet with 800 mg ibuprofen and 26.6 mg famotidine1 TID dosing provides 2400 mg ibuprofen and 80 mg famotidine2 daily1

1. DUEXIS (ibuprofen and famotidine) [package insert]. Hunt Valley, MD: Pharmaceutics International, Inc; 2012.

2. Generic famotidine is not approved to reduce upper GI ulcers

Please see Important Safety Information in appendix.

DUEXIS

Indications and Usage

DUEXIS is indicated for

The relief of signs and symptoms of rheumatoid arthritis and osteoarthritis and to decrease the risk of developing upper gastrointestinal ulcers in patients who are taking ibuprofen for those indications

– In the clinical trials, upper GI ulcer was defined as a gastric and/or duodenal ulcer

– The clinical trials primarily enrolled patients <65 years of age without a prior history of GI ulcer. Controlled trials did not extend beyond 6 months

Please see Important Safety Information in appendix.

DUEXIS Phase 3 Clinical Program

REDUCE 1 and REDUCE 2

The primary objective was to evaluate the efficacy of DUEXIS in reducing the proportion of patients who develop endoscopically diagnosed upper gastrointestinal ulcers during the 24 week treatment period, as compared to ibuprofen, in subjects at risk for NSAID induced ulcers

Please see Important Safety Information in appendix.

DUEXIS Phase 3 Trial Design

DUEXIS vs. Ibuprofen


DUEXIS TID
Require 24 wk NSAID Use
NSAID Washout (30 days)
Ibuprofen 800 mg TID
Week
Baseline
8
16
24
Endoscopy
X
X
X
X*

- DUEXIS was evaluated in 2 randomized, double-blind, multicenter, comparator-controlled clinical trials enrolling more than 1500 patients with mild to moderate chronic pain[1,2]
- The trials compared the efficacy of DUEXIS with ibuprofen alone in reducing endoscopically diagnosed ulcers during a 24-week treatment period[1,2]

*At week 24 or at early termination.

1. DUEXIS (ibuprofen and famotidine) [package insert]. Hunt Valley, MD: Pharmaceutics International, Inc; 2012.
2. Data on file. Horizon Pharma, Inc.

Please see Important Safety Information in appendix.

85

DUEXIS Phase 3: REDUCE 1 and REDUCE 2

Patient Demographics and Risk Factors1

All Patients Characteristic (N=1533) Patient Demographics

Median age (range) 55 years (39 to 80)* Female 68% Race: Caucasian 79%

GI Risk Factors

65 years 18% Use of low dose aspirin 15% Positive upper GI ulcer history 6%

* The clinical trials primarily enrolled patients <65 years of age without prior history of GI ulcers.

1. DUEXIS (ibuprofen and famotidine) [package insert]. Pharmaceutics International, Inc; 2012. Please see Important Safety Information in appendix.

DUEXIS Phase 3: REDUCE 1 and REDUCE 2

Incidence of Upper GI Ulcers*

REDUCE 1 (Study 303†)

25

(%) 20

P<0.0001

15

Patients 10 21.3%

5

10.1%

0

Ibuprofen DUEXIS

n=216 (ibuprofen and famotidine)

n=447

REDUCE 2 (Study 301‡)

25

(%) 20

15 P=0.002

10

Patients 20.0%

5

10.5%

0

Ibuprofen DUEXIS n=190 (ibuprofen and famotidine) n=380

DUEXIS significantly reduced the risk of developing ibuprofen induced upper GI ulcers by ~50% in two 24 week pivotal trials1

Patients without an endoscopic evaluation within 14 days of their last dose were not counted as having an ulcer1§

* This analysis excludes patients who dropped out of the study prior to the first endoscopy (at 8 weeks).

† In REDUCE 1 (Study 303), the secondary endpoint was incidence of upper GI ulcers.

‡ In REDUCE 2 (Study 301), the primary endpoint was incidence of upper GI ulcers.

§ See Prescribing Information for alternative statistical analyses relating to such patients.

1. DUEXIS (ibuprofen and famotidine) [package insert]. Pharmaceutics International, Inc; 2012.

Please see Important Safety Information in appendix.

Lower Incidence of Dyspepsia Reported in Controlled Clinical Trials When Taking DUEXIS


Incidence of Dyspepsia[1,2]
Patients (%)
10
8
6
4
2
0
8%
P<0.0086
5%
Ibuprofen
DUEXIS
(ibuprofen and famotidine)

- In controlled clinical trials, DUEXIS was associated with ~40% (P=0.0086) fewer adverse event reports of dyspepsia vs. ibuprofen alone[1,2]
- Although reported incidences of dyspepsia were 5% (DUEXIS) and 8% (ibuprofen), the discontinuation rate due to adverse events was similar for both groups[1]
- The adverse events observed for DUEXIS are consistent with the known safety profiles of ibuprofen and famotidine[1,2]

[1] DUEXIS (ibuprofen and famotidine) [package insert]. Pharmaceutics International, Inc; 2012. [2]. Data on file. Horizon Pharma, Inc.

Please see Important Safety Information in appendix.

88

Adverse Events

The Most Common Adverse Reactions in 2% of Patients in Clinical Trials1

DUEXIS (ibuprofen

Ibuprofen

Adverse Event and famotidine)

(n=511) %

(n=1022) %

Nausea 6 5

Dyspepsia 5 8

Diarrhea 5 4

Constipation 4 4

Upper respiratory tract 4 4

infection

Upper abdominal pain 3 3

Headache 3 3

Hypertension 3 2

Gastroesophageal 2 3

reflux disease

Nasopharyngitis 2 3

Sinusitis 2 3

Vomiting 2 2

DUEXIS

(ibuprofen and Ibuprofen Adverse Event famotidine) (n=511) % (n=1022) %

Stomach discomfort 2 2 Abdominal pain 2 2 Edema peripheral 2 2 Urinary tract infection 2 2

Influenza 2 2 Cough 2 2 Anemia 2 1 Bronchitis 2 1 Back pain 2 1

Pharyngolaryngeal 2 1 pain

Arthralgia 1 2

1. DUEXIS (ibuprofen and famotidine) [package insert]. Pharmaceutics International, Inc; 2012. Please see Important Safety Information in appendix.

VIMOVO®

(naproxen/esomeprazole) Clinical Development Program

Please see Important Safety Information in appendix.

VIMOVO Overview

First and only, 2 in 1 tablet to combine an NSAID with a PPI BID dosing provides up to 1000 mg naproxen and 40 mg esomeprazole daily

Please see Important Safety Information in appendix.

VIMOVO

Indications and Usage

VIMOVO is indicated for

The relief of signs and symptoms of osteoarthritis, rheumatoid arthritis and ankylosing spondylitis and to decrease the risk of developing gastric ulcers in patients at risk of developing NSAID associated gastric ulcers VIMOVO is not recommended for initial treatment of acute pain because the absorption of naproxen is delayed compared to absorption from other naproxen containing products. Controlled studies do not extend beyond 6 months

Please see Important Safety Information in appendix.

VIMOVO Phase 3 Study Design

Scheduled endoscopy, tolerability and safety evaluations

VIMOVO (naproxen/esomeprazole)

Please see Important Safety Information in appendix.

Patient Demographics and Baseline Clinical Features

VIMOVO VIMOVO

Please see Important Safety Information in appendix.

Please see Important Safety Information in appendix.

VIMOVO

VIMOVO1 Showed a Significant Reduction in Gastric Ulcers

Cumulative observed incidence of Gastric Ulcers

Study 301 Study 302

*	*

*P<0.001 EC Naproxen vs.

VIMOVO

1. VIMOVO (naproxen/esomeprazole magnesium) [package insert]. Horizon Pharma USA, Inc; December 2014.

Please see Important Safety Information in appendix.

VIMOVO Was Well Tolerated

4% of patients taking VIMOVO discontinued treatment1 12% of patients taking EC naproxen discontinued treatment1

67% LESS DISCONTINUATION DUE TO ANY UPPER GI ADVERSE EVENT, INCLUDING DUODENAL ULCERS

1. VIMOVO (naproxen/esomeprazole magnesium) [package insert]. Horizon Pharma USA, Inc; December 2014. Please see Important Safety Information in appendix.

Most Common Treatment Emergent Adverse Events

1. VIMOVO (naproxen/esomeprazole magnesium) [package insert]. Horizon Pharma USA, Inc; December 2014.

Please see Important Safety Information in appendix.

U.S. Reimbursement Environment

Terry Evans

Senior Vice President and General Manager, Managed Care and Trade

Non Confidential Information – Horizon Pharma plc

Doing the Right Thing for Patients

What you have heard today

The success of Horizon’s business model

The clinical differentiation of Horizon’s medicines

The patient’s journey in the drug distribution channel is increasingly complex

Multiple interested parties intervening between the doctors prescribing and the patients receiving the prescribed medicine

Non Confidential Information – Horizon Pharma plc

Ensure Patients with Commercial Insurance Receive the Medicine their Doctor Prescribed

– Overcome payer/PBM attempts to prevent patients from receiving the medicine their doctor prescribed based on its clinical benefits

Our Mission

– Patients receive the medicine their doctor prescribed at the lowest out of pocket cost possible

Our Strategy

– Support doctor prescribing through education of the clinical benefits of our medicines

– Remove the barriers put in place by payers, PBMs and pharmacies to access our medicines

– Ensure patient receives medicine at the lowest out of pocket cost possible

– Utilize open distribution through wholesalers to pharmacies

Non Confidential Information – Horizon Pharma plc

Preferred Patient Journey to Access

Access Strategy

Support doctors prescribing through education of the clinical benefits of our medicines

Ensure patient receives medicine at the lowest out of pocket cost possible

Utilize open distribution through wholesalers to pharmacies

Patient:

Improved

Outcome

Pharmacy: Doctor:

Affordable

Medicine Rx’s

Dispensed Medicine

Non Confidential Information – Horizon Pharma plc

Five Stakeholders in Every Commercial Prescription…

…but their interests are not always aligned

Patient Doctor Horizon

Non Confidential Information – Horizon Pharma plc

Payer/PBMs Actively Manage Cost by Limiting Access

Patient Prescription Journey……Interrupted

Doctor Access

Horizon Pharma takes action when patients with commercial insurance are prevented from receiving the medicine prescribed by their doctor

– Ensure affordable copays and patient access to the medicine the doctor prescribed

– Align interest of doctor and patient to ensure adherence and improve outcomes

Non Confidential Information – Horizon Pharma plc

How Payers/PBMs Control Access

Exclusion

– Exclude certain medicines from formularies based on costs to PBM rather than clinical benefits and value to patient

– Remove medicines from formulary, which limits the doctor’s choice of medicine

Medication Therapy Management

– Step Edits

– Prior Authorization

– Quantity Limits

– Therapeutic Interchange

Non Confidential Information – Horizon Pharma plc

Cost of Medicines is the Smallest Component of the U.S. Healthcare Spend…

However, medicines costs are a convenient target

Estimated 2015 Healthcare Spend Per Capita Total Healthcare Expenditures Increase Year over Year

10%

90%

$ 5,000 $4,744

Expenditures $ 4,000

$ 2,909

Healthcare $ 3,000

$ 2,000

$1,398

Capita

$ 1,000 $861

Per

$

2013 2015 2017 2019 2021 2023

Professional services & dental Medical products

Robust pharmacy management systems make medicine spend easier to control and therefore a target for criticism

Medicine Cost Home health care/nursing home Hospital care Other(1)

Source: CMS, National Expenditure Projections 2013–2023; Health Strategies Group, Strategic Accounts, June 2015.

(1) Other includes government administration, net cost of private health insurance, government public health activities, investment.

Non Confidential Information – Horizon Pharma plc

While Avoidable Healthcare Costs Should be the Focus

100%

90%

35%

80%

70%

1%

60% 6% $213B

$105B

(1)

Non adherence to medicine by patients is largest potentially avoidable cost in the healthcare system

(1) Other levers include delayed evidence based treatment, antibiotic misuse

Non Confidential Information – Horizon Pharma plc

Patient Support Programs

HorizonCares Overview

Steve Curtis

Vice President and General Manager

Non Confidential Information – Horizon Pharma plc

Genesis of Horizon Patient Support Programs

Patients Often Do Not Receive the Medicines their Doctor Prescribes

High Patient

Pharmacy Payer/PBM Out of Pocket

Issues Issues Cost

(Percent of Patients)

100

90

80

70

60

50

40

30

20

10

0

Rx Written Doesn’t Go To Pharmacy Switch Managed Care Abandons Due to Rx Filled

Pharmacy Rejection Cost

Creates barriers to patient care

Often the medicine the doctor prescribed was not being received by the patient

Source: Horizon internal market research and analysis post DUEXIS launch

Non Confidential Information – Horizon Pharma plc

Patients Receive Horizon’s Clinically Differentiated Medicines with Minimal Out of Pocket Costs

Primary Care & Copay Minimal Patient Copays Specialty(1) Assistance for Rejected Rx’s

Orphan Reimbursement Clinical Nurse Patient Copay

Support Program Assistance Assistance

(1) Available to commercial patients only

110 Non Confidential Information – Horizon Pharma plc

HorizonCares Patient Support Pathways



Traditional Pharmacies
Doctor
Hassle
Rx
Pharmacy
Claim
Payer/PBM
Approved
Denials
Pharmacy
Rx
Participating Pharmacies
Doctor
Rx
Pharmacy
Claim
Payer/PBM
Approved
HorizonCares
Denials
Pharmacy
Rx
Rx
HUB
Doctor
Rx
BI, PA's, Appeal
HUB
Denials
Payer/PBM
Rx
Approved
HorizonCares
Claim
Pharmacy
Rx
Rx
Primary Care & Specialty
Orphan

Note: Illustrative purposes only

111

Non-Confidential Information – Horizon Pharma plc

Medicine Flow to Patients


Horizon Medicine
Wholesaler
Wholesaler
Wholesaler
Retail Pharmacy
Mail Order Pharmacy
Hospital Pharmacy
Institutional Pharmacy
Payer / PBM
HORIZON CARES
IMPROVING ACCESS. SUPPORTING CARE.™
Patients

Open Distribution Model

- Horizon contracts with a broad number of wholesalers to deliver medicine to pharmacies
- Ensures medicine availability at pharmacies
- Enables continuity of care for patients

PBM Controls Cost of Rx

- Electronic claim is passed through PBM system for copay of patient
- Formulary position of medicine dictates copay
- HorizonCares assists commercially insured patients to receive an affordable copay or free medicine

112

Non-Confidential Information – Horizon Pharma plc

Relationship with Pharmacies

Number of pharmacies in which Horizon has

0

ownership or option for ownership

Number of pharmacies that are exclusive to

0

Horizon

Number of pharmacies that have ever

0

purchased Horizon medicines on consignment

113 Non Confidential Information – Horizon Pharma plc

Evolution of Horizon Patient Access Programs

2013 2014		2015	2016
Pilot	**Expand**	**Optimize**	**Execute**
• Initiated PME access program with two pharmacies • Expanded to ~75 territories and additional pharmacies in the 2nd half of 2014	• Launched in all Primary Care and Specialty territories • Established the support team	• Improved rep training • Improved doctor targeting • Added additional participating pharmacies	• **HorizonCares established to expand patient access** • **Increase the number of participating pharmacies** • **Assess and implement alternative routes of ensuring patient access**

114
Non-Confidential Information – Horizon Pharma plc
HORIZON

Business Development Strategy

Robert F. Carey

Executive Vice President Chief Business Officer

115 Non Confidential Information – Horizon Pharma plc

Successful Acquisition Track Record

(1)
(3)

November 2013 September 2014 October 2014(2) May 2015 Acquired from Vidara Acquired from Hyperion AstraZeneca Therapeutics Nuvo Research Therapeutics acquisition acquisition

$111M $35M $567M $45M $958M(4)

Note: Dollar figures represent enterprise or asset values and do not include fees and other expenses associated with the respective acquisition (1) RAYOS is known as LODOTRA outside the United States.

(2) Medicine was re launched by Horizon sales force in January 2015 (3) BUPHENYL is known as AMMONAPS outside the United States.

(4)	Fair value of consideration paid less cash and cash equivalents short term investments and long term investments

116 Non Confidential Information – Horizon Pharma plc

~$2.1B in Value Created Through Organic Growth and Acquisitions

($ in millions) $4 500 $4 000 $3 500 $3 000 $2 500 $2 000 $1 500 $1 000 $500 $0

Acquired $1.6B in assets from 11/6/2013 to 11/6/2015

$958

$45

$567

$35

$243

EV 11/6/2013(1) VIMOVO Vidara PENNSAID 2% Hyperion Value Created EV 11/6/2015 (1)

$2 086

$3 934

DUEXIS & $1 605 Value Acquired RAYOS

(1)	value based on November 6 closing share price and September 30th basic shares outstanding for respective years

117 Non Confidential Information – Horizon Pharma plc

Business Development Strategy has Contributed to Net Sales Increasing Tenfold over the Past Two Years

($ in millions)

$700 $600 $500 $400 $300 $200 $100 $0

9% 21%

55% 6%

$73 9% 23%

81% 28%

2013 2014 2015

20%

16%

14%

$297

2013 2014 2015

(1)

DUEXIS RAYOS/LODOTRA VIMOVO ACTIMMUNE PENNSAID 2% RAVICITI / BUPHENYL

Based on current guidance net sales will increase tenfold from 2013 to 2015

– Addition of five medicines and accelerated organic growth

Significant revenue diversification

– No single medicine expected to be more than 23% of total net revenues

– DUEXIS was ~81% of net revenues in 2013 and will be ~23% in 2015

(1) Horizon estimate based on 2015 run rate net revenues (Q3 2015 annualized for RAVCITI /BUPHENYL YTD Q3 2015 annualized for all other medicines)

118 Non Confidential Information – Horizon Pharma plc

Significant Value Created through Acquisitions

Diversification of net sales

– Expected that no single medicine contributes more than 23% of total 2015 net sales(1)

Enhanced growth rate in net sales and adjusted EBITDA

– 165% and 360% respectively YTD Q3 2015 over YTD Q3 2014

Enhanced operating margins

– Adjusted EBITDA margin from 27% YTD Q3 2014 to 47% YTD Q3 2015

Substantially increased commercial and financial scale

– Approaching ~$1 billion in net sales in 2016(2)

Lowered cost of and improved access to capital

– Raised ~$1.75 billion in 2015

– Average borrowing rate is 4.7%

(1) Based on 2015 run rate net sales (Q3 2015 annualized for RAVCITI /BUPHENYL YTD Q3 2015 annualized for all other medicines) (2) Horizon issued financial guidance including net revenues of $950 $975 for 2016

119 Non Confidential Information – Horizon Pharma plc

Business Development Focus

BD Criteria Prior Focus Today’s Focus

Minimum

$20M $20M

Net Sales

Clinically Clinically

Maintain Product Profile

differentiated differentiated

Other Financial Immediate accretion Immediate accretion

Metrics positive NPV positive NPV(1)

Increased focus on

IP Life Long life focus

extending avg. LOE

Business Unit 1. Orphan

Agnostic

Priority 2. Specialty 3. PC

Evolution

Geography U.S. only WW for Orphan

Stage of Late stage dev. +

Marketed only

Development marketed

Business model execution enables an expansion and evolution in BD focus and priorities

120 (1) Development stage

Long Range Plan Plus Possible Acquisitions

~20% Annual Organic Growth Plus Acquire ~25% of Prior Year’s Net Sales

Annual Net Sales

($ in millions)

$3 500 $3 000 $2 500 $2 000 $1 500 $1 000 $500 $0

Acquisition Net Sales

Organic Net Sales

(3)

$2 000+

(2)

$950 $975

(1)

$750 $760

2015 2016 2017 2018 2019 2020

Note: Unlabeled bars are illustrative only

(1) Estimate based on financial guidance issued November 6 2015 (2) Estimate based on financial guidance issued November 9 2015

(3)	Horizon internal goals base on long range plan presented November 9 2015

121 Non Confidential Information – Horizon Pharma plc

Current Enterprise Value Doesn’t Reflect Sum of the Parts

11/6/2015 Enterprise Value(1)

Fixed Orphan Multiple at Median of ~18% or ~$800M Discount to the EV 8.0x Net Sales Based on Median Multiples for Each of Orphan and Primary Care / Specialty

$1 889 $$1 889 $2 046 3.2x

3.8x Implied 31% Discount to Comparable Company Multiples

Fixed Primary Care / Specialty Multiple at Median of 5.5x Net Sales

$1 204

5.5x 4.7x $2 730 5.5x

31% 72% 5.5x

4.2x 76%

69%

28%

Implied 59% Discount to Comparable Company Multiples

$2 046 $2 730 8.0x

5.5x 43% 57%

(1)	Based on $3.9 billion enterprise value as of November 6 2015 and median EV /Net Revenue trading multiples

122 Non Confidential Information – Horizon Pharma plc

8	43% .0x

3.5x 8.0xFuture Value Primarily Driven by Orphan Growth(1)

Potential 2020 Enterprise Value Allocation

3.2x 8.0x

57% ~5.5x

843% .0x

54% ~33% 8.0x 43%

~8.0x ~67%

3.5x

4.2x 24% 28% 5.5x 76%

72%

(1) Based on Horizon internal goals from the long range plan presented November 9 2015 and comparable company market multiples

123 Non Confidential Information – Horizon Pharma plc

Financial Review

Paul W. Hoelscher

Executive Vice President Chief Financial Officer

124 Non Confidential Information – Horizon Pharma plc

Third Quarter Net Sales

Strong Y o Y and sequential growth from Q2 2015

Net sales up 202% compared to Q3 2014 and 31% sequential vs Q2 2015

Strong sales growth across all three business units

Y o Y Q o Q Q3 2015 Q3 2014 % Change Q2 2015 % Change Primary Care $147 649 $65 959 $113 441

DUEXIS® 56 902 22 753 44 205 VIMOVO® 46 855 43 206 39 805 PENNSAID® 2% (1) 43 892 0 29 431

Orphan 66 126 2 707 48 688

ACTIMMUNE® (2) 28 737 2 707 25 835 RAVICTI® (3) 33 427 0 18 993 BUPHENYL® (3) 3 962 0 3 860

Specialty 12 769 6 460 10 692

RAYOS® 11 670 5 652 10 316 LODOTRA® 1 099 808 376

Total net sales $75 126 $172 821

(1) PENNSAID 2% was acquired on October 17 2014 (2) ACTIMMUNE was acquired on September 19 2014. (3) RAVICTI and BUPHENYL were acquired on May 7 2015.

125 Non Confidential Information – Horizon Pharma plc

Third Quarter 2015 Overview

Adjusted EBITDA was $131M for Q3 2015; LTM adjusted EBITDA was at $274M

Non GAAP diluted EPS was 70 cents up 268% compared to Q3 2014

Non GAAP operating cash flow of $101M up 183% compared to Q3 2014

($ in millions except share and per

share amounts) Q3 2015 Q3 2014

U.S. GAAP Adjustments Non GAAP U.S. GAAP Adjustments Non GAAP

Net sales $226.5 $226.5 $75.1 $ 75.1

Adjusted EBITDA(1) 99.0 32.1 15.1 7.0 22.1

Net income 3.3 113.7 117.0 2.1 17.3 19.4

Basic EPS $0.23 $ 0.72 $0.74 $0.03 $ 0.22 $ 0.25

Diluted EPS $0.23 $ 0.68 $0.02 $ 0.17 $ 0.19

Operating Cash Flow $88.4 $ 12.4 $1.5 $ 34.1 $ 35.6

(1) EBITDA is a non GAAP measure

See Non GAAP reconciliations in the appendix.

126 Non Confidential Information – Horizon Pharma plc

Exceptional Net Sales Growth

Net Sales CAGR of 125%

($ in millions)

$250

$200

Sales $150

Net

$100

$50

$0

$227

$173

DUEXIS

RAYOS/LODOTRA VIMOVO $113 ACTIMMUNE $104

PENNSAID 2% BUPHENYL

$52 RAVICITI $30 $24

$9 $11

Q1 2013 Q2 2013 Q3 2013 Q4 2013 Q1 2014 Q2 2014 Q3 2014 Q4 2014 Q1 2015 Q2 2015 Q3 2015

Strong quarterly net sales growth and diversification over the last 11 quarters

127 Non Confidential Information – Horizon Pharma plc

Increasing Diversification of Net Sales

Q3 2015 Net Sales of $226.5 million

Q3 2014 Q3 2015

4%

21% 13% 30% 5% 57% 25%

15% 9%

19% 2%

ACTIMMUNE DUEXIS PENNSAID 2% BUPHENYL RAVICITI RAYOS / LODOTRA VIMOVO

Significant diversification of net sales over past year with no single medicine greater than 25% in Q3 2015

128 Non Confidential Information – Horizon Pharma plc

Transformational Growth in Net Sales and EBITDA in 2015

Increased full year 2015 guidance on November 5 2015

Increased sales guidance to $750 $760M from $660 $680M

Increased adjusted EBITDA guidance to $350 $360M (47% margin) from $265 $280M (41% margin)

$850.0

$750.0

$650.0

$550.0

$450.0

millions) $350.0

in

$

$250.0

$150.0

$50.0

$(50.0)

$(150.0)

$750 $760

Net Sales Adjusted EBITDA

$350 $360 $297

$74 $87 $19

($73) ($28)

2012 2013 2014 2015(1)

Note: Excludes any future business development activities

(1) Estimate based on financial guidance issued November 6 2015

129 Non Confidential Information – Horizon Pharma plc

Fiscal Year 2016 Guidance

Significant Growth with Additional Margin Expansion Expected in 2016

Sales guidance of $950 $975M (increase of 28% at midpoint)

Adjusted EBITDA guidance of $460 $475M (margin of 49% at midpoint)

$1 200.0

$1 000.0

$800.0

$600.0

millions)

in

$

( $400.0

$200.0

$

100%

Net Sales

90%

Adjusted EBITDA $950 $975

80%

Adjusted EBITDA %

70%

$750 $760

60%

47% 49% 50%

$460 $475

40%

29% $350 $360

$297 30%

20%

$87

10%

0%

2014 2015(1) 2016(2)

Note: Excludes any future business development activities

(1) Estimate based on financial guidance issued November 6 2015 (2) Estimate based on financial guidance issued November 9 2015

130 Non Confidential Information – Horizon Pharma plc

2020 Long Range Plan

Business Doubles Over Next Five Years with Orphan Becoming Majority

Sales potential could exceed $2.0 billion(1)

Adjusted EBITDA margin expected to reach ~60% by 2020(1)

($ in millions)

$2 500

$2 000

$1 500

$1 000

$500

$0

100%

Net Sales

90%

Adjusted EBITDA $2 000+

80%

Adjusted EBITDA %

70%

~60%

60%

~49%

47% 50%

$950 $975

40%

29% $750 $760

30%

$460 $475

$350 $360 20%

$297

$87 10%

0%

2014 2015(1) 2016(2) 2020(3)

Note: Excludes any future business development activities

(1) Estimate based on financial guidance issued November 6 2015 (2) Estimate based on financial guidance issued November 9 2015

(3) Horizon internal goals based on long range plan presented November 9 2015 does not include ACTIMMUNE in certain cancers

131 Non Confidential Information – Horizon Pharma plc

2020 Long Range Plan

Adjusted EBITDA Margins Expected to Expand as Orphan Becomes Majority of Business

• Potential $2B+ business from existing portfolio of medicines

– Assumes sales from potential approval of ACTIMMUNE for FA

– Does not include $300 $500M of potential sales for ACTIMMUNE in various cancer treatments if approved in cancer indications

– Does not include any acquisition net sales

• Adjusted EBITDA margin expected to expand to ~60% driven by decreases in:

– Sales and marketing as a percent of sales assuming the Orphan business unit becomes a majority of the business

– G&A as a percent of sales as the G&A infrastructure that we are currently building is leveraged

Note: Use of ACTIMMUNE in Friedreich’s ataxia (FA) is investigational only and safety and efficacy has not been established for use in Friedrich’s ataxia (FA). For further information see www.ACTIMMUNE.com.

Note: Use of ACTIMMUNE with PD 1 and PD L1 inhibitors is investigational only and safety and efficacy has not been established for use with any PD 1 and PD L1 inhibitor. For further information see www.ACTIMMUNE.com.

132 Non Confidential Information – Horizon Pharma plc

Diversify Mix of Orphan and Primary Care/Specialty

Continue transformation to a predominantly orphan business by 2020

Complement orphan business with strong primary care /specialty business units providing significant cash flows to invest

Net Sales Mix

1 Year Ago Today Future

(Q3 2014) (Q3 2015) (2020 LRP)

4%

29%

40%

60%

71%

96%

Orphan Primary Care / Specialty

133 Non Confidential Information – Horizon Pharma plc

Strong Financial Position

September 30 2015

($ in millions) September 30 2015

Cash and cash equivalents $684

Senior secured term loans Due 2021 399

2.5% exchangeable senior notes Due 2022 400

Senior notes Due 2023 475

Total Debt (Face Amount) $1 274

Less debt discount (133)

Total Debt (Book Value) $1 141

Shares outstanding 159 267 370

Strong capital structure with net debt of $590M at September 30 2015

134 Non Confidential Information – Horizon Pharma plc

Strong Cash Flows Improving Leverage Position

Significant Acquisition Funding from Existing Cash and Borrowing Capacity(1)

LTM 2015 2016

($ in millions)

9/30/2015 Guidance Guidance

Leverage Position:

Adjusted EBITDA $274 $350 $360 $460 $475

Leverage ratio based on 9/30/15

debt and cash balances:

Acquisition Funding Available(2):

Senior secured debt maximum at 3.5x EBITDA(3) $959 $1 242 $1 636

Current senior secured debt (399) (399) (399)

Incremental senior secured debt available $560 $843 $1 237

Total debt at 5.75x EBITDA(3) $1 576 $2 041 $2 688

Current total debt (1 274) (1 274) (1 274)

Incremental total debt available $302 $767 $1 414

Current cash and cash equivalents 684 684 684

(1)	Subject to Horizon’s ability to meet various covenants as well as market conditions

(2) Does not include any post Q3 2015 cash flow generation or the EBITDA from any acquired medicines or businesses (3) 3.5x senior secured and 5.75x total are covenants in our current debt agreement

135 Non Confidential Information – Horizon Pharma plc

Wrap Up

Timothy P. Walbert

Chairman President and Chief Executive Officer

136 Non Confidential Information – Horizon Pharma plc

Today’s Focus

• Issuing first time 2016 net sales and adjusted EBITDA guidance

• Company’s long range plan estimates $2B+ in net sales in 2020(1)

– Orphan business and development pipeline with net sales potential of

~$1 $1.5B+ in 2020 not including potential for ACTIMMUNE in cancer

– Differentiated and clinically important Primary Care and Specialty medicines combined with innovative patient support should lead to ~$800M $1B in net sales in 2020

• HorizonCares – Patients receive the medicines their doctors prescribe

• Diversified growth strategy with expected 20%+ annual organic growth complemented with disciplined incremental business development

• Strong balance sheet and cash flows enable significant incremental financing capacity

Note: Horizon estimates donot include any incremental business development contribution

(1) Horizon internal goals based on long range plan presented November 9 2015 does not include ACTIMMUNE in certain cancers

137 Non Confidential Information – Horizon Pharma plc

Horizon Pharma plc

Investor Day Presentation

November 9 2015

GAAP to Non GAAP Reconciliation

Net Income

Three Months Ended Sept. 30 Nine Months Ended Sept. 30

2015 2014 2015 2014

(Unaudited) (Unaudited)

Adjusted Non GAAP Net Income:

GAAP Net Income (Loss) $ 3 277 $ 2 063 $ 15 538 $ (231 956)

Non GAAP Adjustments:

Remeasurement of royalties for products acquired through business combinations 14 277 13 033

Acquisition related costs 14 498 31 477 64 841 45 651

Loss on derivative revaluation 214 995

Loss on induced conversion of debt and debt extinguishment 77 624

Bargain purchase gain (22 171) (22 171)

Amortization and accretion:

Intangible amortization expense 41 707 6 413 91 217 16 469

Amortization of debt discount and deferred financing costs 5 480 2 421 13 328 7 087

Accretion of royalty liabilities 6 551 2 664 13 571 5 617

Amortizaton of inventory step up adjustment 4 140 1 540 10 635 1 540

Share based compensation 26 457 4 024 57 796 10 111

Depreciation expense 1 578 413 2 808 1 193

Royalties for products acquired through business combinations (1) (8 854) (6 366) (20 890) (12 062)

Total of pre tax non GAAP adjustments 91 557 20 415 325 207 281 463

Income tax adjustments (2) 22 178 (3 042) (137 328) (3 267)

Total of non GAAP adjustments 113 735 17 373 187 879 278 196

Adjusted Non GAAP Net Income $ 117 012 $ 19 436 $ 203 417 $ 46 240

Adjusted Non GAAP Earnings Per Share:

Weighted average shares Basic 159 035 580 78 392 971 145 208 252 73 109 603

Adjusted Non GAAP Earnings Per Share Basic:

GAAP earnings (loss) per share Basic $ 0.02 $ 0.03 $ 0.11 $ (3.17)

Non GAAP adjustments 0.72 0.22 1.29 3.80

Adjusted Non GAAP earnings per share Basic $ 0.74 $ 0.25 $ 1.40 $ 0.63

Weighted average shares Diluted

Weighted average shares Basic 159 035 580 78 392 971 145 208 252 73 109 603

Ordinary share equivalents 7 795 220 35 258 496 8 797 419 35 577 854

Weighted average shares Diluted 166 830 800 113 651 467 154 005 671 108 687 457

Adjusted Non GAAP Net Income Diluted

Adjusted Non GAAP Net Income $ 117 012 $ 19 436 $ 203 417 $ 46 240

Add: Convertible debt interest expense net of taxes 1 875 5 625

Adjusted Non GAAP Net Income Diluted $ 117 012 $ 21 311 $ 203 417 $ 51 865

GAAP earnings (loss) per share Diluted $ 0.02 $ 0.02 $ 0.10 $ (3.17)

Non GAAP adjustments 0.68 0.20 1.22 3.81

Diluted earnings per share effect of ordinary share equivalents (0.03) (0.16)

Adjusted Non GAAP earnings per share Diluted $ 0.70 $ 0.19 $ 1.32 $ 0.48

(1) Royalties for products acquired through business combinations relate to VIMOVO ACTIMMUNE RAVICTI and BUPHENYL.

(2) Adjustments to convert the income tax benefit/expense to the estimated amount of taxes that are payable in cash.

GAAP to Non GAAP Reconciliation

EBITDA

Three Months Ended Sept. 30 Nine Months Ended Sept. 30

2015 2014 2015 2014

(Unaudited) (Unaudited)

EBITDA and Adjusted EBITDA:

GAAP Net Income (Loss) $ 3 277 $ 2 063 $ 15 538 $ (231 956)

Depreciation 1 578 413 2 808 1 193

Amortization and accretion:

Intangible amortization expense 41 707 6 413 91 217 16 469

Accretion of royalty liabilities 6 551 2 664 13 571 5 617

Amortization of deferred revenue (490) (156) (753) (478)

Amortizaton of inventory step up adjustment 4 140 1 540 10 635 1 540

Interest expense net (including amortization of

debt discount and deferred financing costs) 20 300 5 194 49 780 13 608

Expense (benefit) for income taxes 21 979 (3 042) (136 788) (3 267)

EBITDA $ 99 042 $ 15 089 $ 46 008 $ (197 274)

Non GAAP adjustments:

Remeasurement of royalties for products acquired through business combinations 14 277 13 033

Acquisition related costs 14 498 31 477 64 841 45 651

Loss on derivative revaluation 214 995

Loss on induced conversion and debt extinguishment 77 624

Bargain purchase gain (22 171) (22 171)

Share based compensation 26 457 4 024 57 796 10 111

Royalties for products acquired through business combinations (1) (8 854) (6 366) (20 890) (12 062)

Total of Non GAAP adjustments $ 32 101 $ 6 964 $ 193 648 $ 249 557

Adjusted EBITDA $ 131 143 $ 22 053 $ 239 656 $ 52 283

Non GAAP Gross Profit:

GAAP net sales $ 226 544 $ 75 126 $ 512 506 $ 193 114

GAAP cost of goods sold 61 250 13 644 151 929 46 073

GAAP gross profit $ 165 294 $ 61 482 $ 360 577 $ 147 041

GAAP gross profit % 73.0% 81.8% 70.4% 76.1%

Non GAAP Gross Profit:

GAAP gross profit $ 165 294 $ 61 482 $ 360 577 $ 147 041

Non GAAP gross profit adjustments:

Remeasurement of royalties for products acquired through business combinations 14 277 13 033

Intangible amortization expense (COGS only) 41 506 6 386 90 610 16 442

Accretion of royalty liabilities 6 551 2 664 13 571 5 617

Amortizaton of inventory step up adjustment 4 140 1 540 10 635 1 540

Depreciation (COGS only) 65 90 268 264

Royalties for products acquired through business combinations (1) (8 854) (6 366) (20 890) (12 062)

Total of Non GAAP adjustments $ 43 408 $ 4 314 $ 108 471 $ 24 834

Non GAAP gross profit $ 208 702 $ 65 796 $ 469 047 $ 171 875

Non GAAP gross profit % 92.1% 87.6% 91.5% 89.0%

Non GAAP Cash Provided By Operating Activities:

GAAP cash (used in) provided by operating activities $ 88 383 $ 1 466 $ 59 228 $ 17 470

Cash payments of acquistion related costs 12 464 34 142 49 152 43 150

Cash payments for induced debt conversion 10 472

Cash payment for debt extinguishment 45 367

Payment of original issue discount on debt extinguishment 3 000

Non GAAP cash provided by operating activities $ 100 847 $ 35 608 $ 167 219 $ 60 620

140 (1) Royalties for products acquired through business combinations relate to VIMOVO ACTIMMUNE RAVICTI and BUPHENYL. Non Confidential Information – Horizon Pharma plc

GAAP to Non GAAP Reconciliation

EBITDA (Continued)

141 Non Confidential Information – Horizon Pharma plc

Important Safety Information for

DUEXIS and VIMOVO

142 Non Confidential Information – Horizon Pharma plc

Selected Safety Information

WARNING: RISK OF SERIOUS CARDIOVASCULAR AND GASTROINTESTINAL EVENTS

See full Prescribing Information for complete boxed warning.

- **Ibuprofen, a component of DUEXIS, may increase the risk of serious cardiovascular (CV) thrombotic events, myocardial infarction, and stroke, which can be fatal. Risk may increase with duration of use. Patients with cardiovascular disease or risk factors for cardiovascular disease may be at greater risk.**
- **DUEXIS is contraindicated for the treatment of perioperative pain in the setting of coronary artery bypass graft (CABG) surgery.**
- **NSAIDs, including ibuprofen, a component of DUEXIS, increase the risk of serious gastrointestinal (GI) adverse reactions, including bleeding, ulceration, and perforation of the stomach or intestines, which can be fatal. Reactions can occur at any time without warning symptoms. Elderly patients are at greater risk.**

- NSAIDs, including ibuprofen, which is a component of DUEXIS tablets, can lead to onset of new hypertension or worsening of preexisting hypertension, either of which may contribute to the increased incidence of cardiovascular events. Monitor blood pressure closely during treatment with DUEXIS
- As with other NSAIDs, the use of aspirin and DUEXIS may increase the risk of adverse events, including GI bleeding
- The most common adverse reactions (≥1% and greater than ibuprofen alone) were nausea, diarrhea, constipation, upper abdominal pain, and headache

DUEXIS®
(ibuprofen and famotidine) Tablets
800 mg/26.6 mg

143

Selected Safety Information (cont’d)

DUEXIS should not be given to patients who have experienced asthma urticaria or allergic reactions after taking aspirin or other NSAIDs. Severe rarely fatal anaphylaxis with NSAIDs has been reported in such patients. DUEXIS is contraindicated for the treatment of perioperative pain in the setting of coronary artery bypass graft surgery. DUEXIS is contraindicated in patients in late stages of pregnancy as premature closure of the ductus arteriosus in the fetus may occur.

DUEXIS should not be administered to patients with a history of hypersensitivity to other H2 receptor antagonists. Cross sensitivity with other H2 receptor antagonists has been observed When active and clinically significant bleeding from any source occurs in patients receiving DUEXIS the treatment should be withdrawn Fluid retention and edema have been observed in some patients taking NSAIDs. DUEXIS should be used with caution in patients with fluid retention or heart failure

DUEXIS—

Indications and Usage

DUEXIS is indicated for:

The relief of signs and symptoms of rheumatoid arthritis and osteoarthritis and to decrease the risk of developing upper gastrointestinal ulcers in patients who are taking ibuprofen for those indications

In the clinical trials upper GI ulcer was defined as a gastric and/or duodenal ulcer The clinical trials primarily enrolled patients <65 years of age without a prior history of GI ulcer. Controlled trials did not extend beyond 6 months

DUEXIS Important Safety Information

WARNING: RISK OF SERIOUS CARDIOVASCULAR AND GASTROINTESTINAL EVENTS

See full Prescribing Information for complete boxed warning.

Ibuprofen a component of DUEXIS may increase the risk of serious cardiovascular (CV) thrombotic events myocardial infarction and stroke which can be fatal. Risk may increase with duration of use. Patients with cardiovascular disease or risk factors for cardiovascular disease may be at greater risk.

DUEXIS is contraindicated for the treatment of perioperative pain in the setting of coronary artery bypass graft (CABG) surgery.

NSAIDs including ibuprofen a component of DUEXIS increase the risk of serious gastrointestinal (GI) adverse reactions including bleeding ulceration and perforation of the stomach or intestines which can be fatal.

Reactions can occur at any time without warning symptoms. Elderly patients are at greater risk.

DUEXIS Important Safety Information (cont’d)

DUEXIS should not be given to patients who have experienced asthma urticaria or allergic reactions after taking aspirin or other NSAIDs. Severe rarely fatal anaphylaxis with NSAIDs has been reported in such patients. DUEXIS is contraindicated for the treatment of perioperative pain in the setting of coronary artery bypass graft surgery. DUEXIS is contraindicated in patients in late stages of pregnancy as premature closure of the ductus arteriosus in the fetus may occur.

DUEXIS should not be administered to patients with a history of hypersensitivity to other H2 receptor antagonists. Cross sensitivity with other H2 receptor antagonists has been observed When active and clinically significant bleeding from any source occurs in patients receiving DUEXIS the treatment should be withdrawn NSAIDs including ibuprofen which is a component of DUEXIS tablets can lead to onset of new hypertension or worsening of preexisting hypertension either of which may contribute to the increased incidence of cardiovascular events. Monitor blood pressure closely during treatment with DUEXIS

DUEXIS Important Safety Information (cont’d)

Fluid retention and edema have been observed in some patients taking NSAIDs. DUEXIS should be used with caution in patients with fluid retention or heart failure Long term administration of NSAIDs including ibuprofen which is a component of DUEXIS tablets has resulted in renal papillary necrosis and other renal injury. Use DUEXIS with caution in patients at risk (eg the elderly; those with renal impairment heart failure or liver impairment; and those taking diuretics or ACE inhibitors) Hepatic injury ranging from transaminase elevations to liver failure can occur.

If clinical signs and symptoms consistent with liver disease develop if abnormal liver tests persist or worsen or if systemic manifestations occur DUEXIS should be discontinued immediately Anaphylaxis may occur in patients with the aspirin triad or in patients without prior exposure to DUEXIS. If an anaphylactoid reaction occurs DUEXIS should be discontinued immediately

DUEXIS Important Safety Information (cont’d)

Serious skin reactions including exfoliative dermatitis Stevens Johnson syndrome and toxic epidermal necrolysis which can be fatal can occur. Discontinue DUEXIS if rash or other signs of local skin reaction occur

Nursing mothers should use DUEXIS with caution as it is not known if ibuprofen is excreted in human milk and famotidine is excreted in human milk

The most common adverse reactions ( 1% and greater than ibuprofen alone) were nausea diarrhea constipation upper abdominal pain and headache

For further information on DUEXIS please see full Prescribing Information at

www.DUEXIS.com/PI.

REDUCING THE RISK OF GASTRIC ULCERS FROM NAPROXEN

THE SMARTER NAPROXEN DUE

TO ADDED GASTROPROTECTION

VIMOVO Important Safety Information

WARNING: CARDIOVASCULAR AND GASTROINTESTINAL RISKS

Cardiovascular Risk

Naproxen a component of VIMOVO may cause an increased risk of serious cardiovascular thrombotic events myocardial infarction and stroke which can be fatal. This risk may increase with duration of use. Patients with cardiovascular disease or risk factors for cardiovascular disease may be at greater risk VIMOVO is contraindicated for the treatment of perioperative pain in the setting of coronary artery bypass graft (CABG) surgery

Gastrointestinal Risk

NSAIDs including naproxen a component of VIMOVO cause an increased risk of serious gastrointestinal adverse events including bleeding ulceration and perforation of the stomach or intestines which can be fatal.

These events can occur at any time during use and without warning symptoms. Elderly patients are at greater risk for serious gastrointestinal (GI) events

Selected Safety Information (cont’d)

Use the lowest effective dose for the shortest duration consistent with individual patient treatment goals

There is no consistent evidence that concurrent use of aspirin mitigates the increased risk of serious CV thrombotic events associated with NSAID use. As with all NSAIDs concurrent administration of VIMOVO and aspirin is not generally recommended because of the potential of increased adverse events.

NSAIDs including VIMOVO can cause serious GI adverse events which can be fatal.

The risk is greater in patients with a prior history of ulcer disease or GI bleeding and in patients at high risk for GI events especially the elderly. VIMOVO should be used with caution in these patients Several studies and literature reports indicate that long term proton pump inhibitor (PPI) therapy is associated with an increased risk for osteoporosis related fractures of the hip wrist or spine The most commonly observed adverse events in clinical trials (experienced by >5% patients in the VIMOVO group) were erosive gastritis dyspepsia gastritis diarrhea gastric ulcer upper abdominal pain and nausea

VIMOVO—THE SMARTER NAPROXEN DUE TO ADDED GASTROPROTECTION

INDICATIONS

VIMOVO is indicated for the relief of signs and symptoms of osteoarthritis rheumatoid arthritis and ankylosing spondylitis and to decrease the risk of developing gastric ulcers in patients at risk of developing NSAID associated gastric ulcers

VIMOVO is not recommended for initial treatment of acute pain because the absorption of naproxen is delayed compared to absorption from other naproxen containing products. Controlled studies do not extend beyond 6 months

VIMOVO Dosing and Administration

The recommended dose of VIMOVO is 1 tablet administered orally twice daily (BID)1

Available as 375 mg/20 mg and 500 mg/20 mg of naproxen and esomeprazole magnesium1

VIMOVO tablets should be swallowed whole with liquid1

Do not split chew crush or dissolve tablets1

VIMOVO should be taken at least 30 minutes before meals1

1. VIMOVO (naproxen/esomeprazole magnesium) [package insert]. Horizon Pharma USA Inc; December 2014.

VIMOVO Important Safety Information (cont’d)

VIMOVO is contraindicated in patients with known hypersensitivity to any component of VIMOVO or substituted benzimidazoles; in patients with a history of asthma urticaria or other allergic type reactions after taking aspirin or other NSAIDs; in patients during the perioperative period in the setting of coronary artery bypass graft (CABG) surgery; or in patients in the late stages of pregnancy Use the lowest effective dose for the shortest duration consistent with individual patient treatment goals Treatment should be withdrawn when active and clinically significant bleeding from any source occurs

VIMOVO Important Safety Information (cont’d)

As with all NSAIDs VIMOVO can lead to the onset of new hypertension or worsening of preexisting hypertension either of which may contribute to the increased incidence of CV events. Blood pressure should be monitored closely. NSAIDs including VIMOVO may diminish the antihypertensive effect of angiotensin converting enzyme (ACE) inhibitors and angiotensin II antagonists beta blockers and in some patients can reduce the natriuretic effect of furosemide and thiazides Fluid retention and edema have been observed in some patients taking NSAIDs including VIMOVO.

NSAIDs should be used with caution in patients with fluid retention or heart failure Two large controlled clinical trials of a COX 2 selective NSAID for the treatment of pain in the first 10 14 days following CABG surgery found an increased incidence of myocardial infarction and stroke

VIMOVO Important Safety Information (cont’d)

There is no consistent evidence that concurrent use of aspirin mitigates the increased risk of serious CV thrombotic events associated with NSAID use. As with all NSAIDs concurrent administration of VIMOVO and aspirin is not generally recommended because of the potential of increased adverse events.

NSAIDs including VIMOVO can cause serious GI adverse events which can be fatal. The risk is greater in patients with a prior history of ulcer disease or GI bleeding and in patients at high risk for GI events especially the elderly. VIMOVO should be used with caution in these patients

VIMOVO Important Safety Information (cont’d)

Epidemiological studies have demonstrated an association between use of psychotropic drugs that interfere with serotonin reuptake and the occurrence of upper gastrointestinal bleeding.

In two studies concurrent use of an NSAID COX 2 inhibitor or aspirin potentiated the risk of bleeding. Although these studies focused on upper gastrointestinal bleeding bleeding at other sites cannot be ruled out NSAIDs should be given with care to patients with a history of inflammatory bowel disease (ulcerative colitis Crohn’s disease) as their condition may be exacerbated Symptomatic response to esomeprazole a component of VIMOVO does not preclude the presence of gastric malignancy Atrophic gastritis has been noted occasionally in gastric corpus biopsies from patients treated long term with omeprazole of which VIMOVO contains an enantiomer Anaphylactoid reactions may occur in patients without known prior exposure to either component of VIMOVO. NSAIDs should not be given to patients with aspirin triad

VIMOVO Important Safety Information (cont’d)

NSAIDs can cause serious skin adverse reactions such as exfoliative dermatitis Stevens Johnson syndrome and toxic epidermal necrolysis which can be fatal. These serious events may occur without warning. Discontinue VIMOVO at first appearance of skin rash or any other sign of hypersensitivity In late pregnancy as with other NSAIDs VIMOVO should be avoided because it may cause premature closure of the ductus arteriosus VIMOVO is not recommended in patients with moderate or severe renal insufficiency.

In addition NSAIDs may cause renal toxicity

VIMOVO is not recommended in patients with severe hepatic insufficiency. Consider dose reduction in mild/moderate hepatic insufficiency. If abnormal liver enzymes persist or worsen discontinue use immediately Several studies and literature reports indicate that long term proton pump inhibitor (PPI) therapy is associated with an increased risk for osteoporosis related fractures of the hip wrist or spine PPI therapy may be associated with increased risk of Clostridium difficile associated diarrhea

VIMOVO Important Safety Information (cont’d)

Avoid concomitant use of esomeprazole with clopidogrel due to a reduction in plasma concentrations of the active metabolite of clopidogrel. When using esomeprazole consider alternative anti platelet therapy Hypomagnesemia has been reported rarely with prolonged treatment with PPIs Avoid concomitant use of VIMOVO with St John’s Wort or rifampin due to the potential reduction in esomeprazole levels Esomeprazole a component of VIMOVO inhibits gastric acid secretion and may interfere with the absorption of drugs where gastric pH is an important determinant of bioavailability (eg ketoconazole iron salts and digoxin) Concomitant use of VIMOVO and warfarin may result in increased risk of bleeding complications. Monitor for increases in INR and prothrombin time The most commonly observed adverse events in clinical trials (experienced by >5% patients in the VIMOVO group)were erosive gastritis dyspepsia gastritis diarrhea gastric ulcer upper abdominal pain and nausea

For further information on VIMOVO please see the full Prescribing Information at www.VIMOVO.com/PI.